Exhibit 99.1

ITAU CORPBANCA AND SUBSIDIARIES

Interim consolidated financial statements

June 30, 2019

(A free translation from the original in Spanish)

CONTENTS

Independent Auditors Report
Interim consolidated statement of financial position
Interim consolidated statement of income
Interim consolidated statement of comprehensive income
Interim consolidated statement of changes in equity
Interim consolidated statement of cash flows
Notes to the interim consolidated financial statements

	$-	Chilean pesos
MCh$	-	Million Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands United States dollars
MUS$	-	Million United States dollars
COP$	-	Colombian pesos
MCOP$	-	Millions Colombian pesos
UF	-	The Unidad de Fomento is a Chilean government inflation- indexed, peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate

INDEPENDENT AUDITOR’S REPORT

Santiago, July 30, 2019

To the Shareholders and Directors of

Itaú Corpbanca and subsidiaries

We have reviewed the accompanying interim consolidated statement of financial position of Itaú Corpbanca and subsidiaries as of June 30, 2019, the interim consolidated statements of income and of other comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, and the related interim consolidated statements of cash flows and of changes in equity for the six-month periods then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Consolidated Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions). This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market (former Superintendence of Banks and Financial Institutions).

Fernando Orihuela B.

Interim Consolidated Financial Statements as of June 30, 2019 and December 31, 2018 and for the three and six month periods ended June 30, 2019 and 2018 Interim Consolidated Financial Statements as of June 30, 2019 and December 31, 2018 and for the three and six month periods ended June 30, 2019 and 2018

$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2019	1

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Notes	As of June 30, 2019	As of December 31, 2018
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,186,569	987,680
Cash items in process of collection	5	553,067	318,658
Trading investments	6	201,677	86,938
Investments under resale agreements	7	163,152	109,467
Financial derivative contracts	8	2,050,191	1,368,957
Interbank loans, net	9	111,551	341,244
Loans and accounts receivable from customers, net	10	21,383,453	20,833,935
Available for sale investments	11	2,662,534	2,650,776
Held to maturity investments	11	201,547	198,910
Investments in companies	12	9,724	10,555
Intangibles	13	1,595,390	1,613,807
Fixed assets	14	50,272	95,564
Right of use asset under lease agreements	15	203,321	-
Current taxes	16	133,149	123,129
Deferred taxes	16	155,982	154,599
Other assets	17	501,693	561,435
TOTAL ASSETS		31,163,272	29,455,654
LIABILITIES
Deposits and other demand liabilities	18	4,416,783	4,300,475
Cash in process of being cleared	5	469,500	247,165
Obligations under repurchase agreements	7	936,159	1,015,614
Time deposits and other time liabilities	18	10,167,374	10,121,111
Financial derivative contracts	8	1,813,994	1,112,806
Interbank borrowings	19	2,284,729	2,327,723
Debt instruments issued	20	6,572,404	6,010,124
Other financial liabilities	20	11,957	12,400
Lease contracts liabilities	15	168,133	-
Current taxes	16	-	1,191
Deferred taxes	16	2,639	471
Provisions	21	181,830	237,170
Other liabilities	22	533,405	521,792
TOTAL LIABILITIES		27,558,907	25,908,042
EQUITY
Attributable to equity holders of the Bank
Capital	24	1,862,826	1,862,826
Reserves	24	1,290,131	1,290,131
Valuation accounts	24	11,175	15,232
Retained earnings		212,942	156,342
Retained earnings from prior years	24	156,342	35,909
Net income for the period	24	80,857	172,047
Less: Provision for mandatory dividends	24	(24,257)	(51,614)
Total equity attributable to equity holders of the Bank		3,377,074	3,324,531
Non-controlling interest	24	227,291	223,081
TOTAL EQUITY		3,604,365	3,547,612
TOTAL LIABILITIES AND EQUITY		31,163,272	29,455,654

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2019	2

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended June 30,		For the six month periods ended June 30,

		2019	2018	2019	2018
		MCh$	MM$	MCh$	MCh$

Interest income	25	471,501	428,303	857,320	837,846
Interest expense	25	(245,518)	(212,969)	(432,332)	(425,445)
Net interest income		225,983	215,334	424,988	412,401
Fee and commission income	26	62,899	55,884	123,943	113,806
Fee and commission expense	26	(19,495)	(12,469)	(36,850)	(24,605)
Net fee and commission income		43,404	43,415	87,093	89,201
Net income (expense) from financial operations	27	32,279	90,222	32,112	58,435
Net foreign exchange gain (loss)	28	(14,036)	(18,931)	(4,630)	28,943
Other operating income		14,476	7,354	23,232	18,923
Net operating profit before provision for loan losses		302,106	337,394	562,795	607,903
Provision for loan losses	29	(55,222)	(67,253)	(103,079)	(119,740)
NET OPERATING PROFIT		246,884	270,141	459,716	488,163
Personnel salaries and expenses	30	(74,784)	(69,402)	(147,740)	(140,051)
Administrative expenses	31	(59,908)	(70,134)	(119,308)	(144,288)
Depreciation and amortization	32	(30,873)	(21,108)	(61,381)	(41,091)
Impairment	32	(1)	-	(1)	-
Other operating expenses		(16,758)	(22,650)	(33,937)	(39,817)
Total operating expenses		(182,324)	(183,294)	(362,367)	(365,247)
OPERATING INCOME		64,560	86,847	97,349	122,916
Income from investments in companies	12	1,234	213	2,144	1,486
Operating income (loss) before income taxes		65,794	87,060	99,493	124,402
Income taxes	16	(9,721)	(28,756)	(12,754)	(23,067)
CONSOLIDATED INCOME FOR THE PERIOD		56,073	58,304	86,739	101,335
Attributable to:
Equity holders of the Bank	24	52,605	57,937	80,857	100,697
Non-controlling interest	24	3,468	367	5,882	638
Earnings per share attributable
to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	24	0.103	0.114	0.158	0.197
Diluted earnings per share	24	0.103	0.114	0.158	0.197

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended June 30,		For the six month periods ended June 30,

	Note	2019	2018	2019	2018
		MCh$	MCh$	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD	24	56,073	58,304	86,739	101,335
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	24	13,338	(9,787)	13,668	(5,426)
Exchange differences on investment in Colombia and New York branch	24	(11,121)	37,320	(12,670)	74,846
Gain (loss) from net investments in foreign operations hedge	24	6,500	(27,548)	9,756	(50,056)
Gain (loss) from cash flows hedge	24	(2,909)	(4,254)	(12,132)	(1,599)
Other comprehensive income (loss) before income taxes		5,808	(4,269)	(1,378)	17,765
Income taxes related to available for sale investments	24	(3,842)	2,213	(3,762)	462
Income taxes related to net investment in foreign operations hedge	24	(1,639)	8,211	(1,938)	13,933
Income taxes related to cash flows hedge	24	743	1,149	2,626	432
Income taxes on other comprehensive income		(4,738)	11,573	(3,074)	14,827
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		1,070	7,304	(4,452)	32,592

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	24	(2,184)	(138)	(2,186)	(349)
Income taxes related to defined benefits obligations	24	908	37	909	92
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		(1,276)	(101)	(1,277)	(257)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	24	(206)	7,203	(5,729)	32,335

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	24	55,867	65,507	81,010	133,670
Atribuibles a:
Equity holders of the Bank	24	54,739	58,430	76,800	116,637
Non-controlling interest	24	1,128	7,077	4,210	17,033

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2019	4

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos - MCh$)

				Reserves			Retained earnings
	Note	Number of shares	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	24.b	-	-	-	-	-	57,447	(57,447)	-	-	-	-
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	-	(17,234)	3,189,876	209,954	3,399,830
Dividends paid		-	-	-	-	-	(22,979)	-	17,234	(5,745)	-	(5,745)
Provision for mandatory dividends		-	-	-	-	-	-	-	(30,209)	(30,209)	-	(30,209)
Comprehensive income for the period		-	-	-	-	15,940	-	100,697	-	116,637	17,033	133,670
Equity as of June 30, 2018		512,407	1,862,826	451,011	839,120	11,205	35,909	100,697	(30,209)	3,270,559	226,987	3,497,546

Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Distribution of income from previous year	24.b	-	-	-	-	-	172,047	(172,047)	-	-	-	-
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	-	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		-	-	-	-	-	(51,614)	-	51,614	-	-	-
Provision for mandatory dividends		-	-	-	-	-	-	-	(24,257)	(24,257)	-	(24,257)
Comprehensive income for the period		-	-	-	-	(4,057)	-	80,857	-	76,800	4,210	81,010
Equity as of June 30, 2019		512,407	1,862,826	451,011	839,120	11,175	156,342	80,857	(24,257)	3,377,074	227,291	3,604,365

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

		For the six month periods ended June 30,
	Notes	2019	2018
		MCh$	MCh$

CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		99,493	124,402
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	32	61,382	41,091
Provisions for loans and accounts receivable from customers and interbank loans	29	75,647	141,569
Provisions and write-offs for assets received in lieu of payment		12,811	10,812
Provisions for contingencies		489	5,366
Mark to market of investments and derivatives adjustment	27	(15,901)	(38,741)
Adjustment (profit) loss for instruments available for sale		(16,753)	-
Adjustment (profit) loss on sale credit portfolio	27	(908)	-
Net interest income	25	(424,988)	(412,401)
Fee and commission income	26	(123,943)	(113,806)
Fee and commission expense	26	36,850	24,605
Net foreign exchange gain (loss)	28	4,630	(28,943)
Net gain on sale of fixed assets		1,352	5,480
Net gain on sale of participation in companies		(1,028)	-
Other debits (credits) that do not represent cash flows		12,195	(4,842)
Subtotals		(278,672)	(245,408)
Loans and accounts receivable from customers and interbank loans		(319,825)	(889,043)
Investments under resale agreements	5c)i)	146,315	(577)
Obligations under repurchase agreements	5c)i)	(79,455)	587,154
Trading investments	5c)ii)	(294,785)	363,964
Available for sale investments	5c)ii)	(11,758)	(197,948)
Held to maturity investments	5c)ii)	(2,637)	(80,336)
Other assets and liabilities		71,355	179,654
Time deposits and other time liabilities		46,263	(124,320)
Deposits and other demand liabilities		116,308	7,818
Dividends received from investments in companies	12	1,116	1,486
Foreign borrowings obtained	5c)iii)	1,279,559	1,417,373
Repayment of foreign borrowings	5c)iii)	(1,339,505)	(1,265,572)
Interest paid		(542,004)	(420,443)
Interest received		1,153,308	967,438
Net fee and commission income		30,965	89,358
Taxes paid		(69,089)	(45,959)
Fine payment to the SBIF (currently CMF)		(5,985)	-
Repayment of other borrowings	5c)iv)	(12,843)	(6,181)
Proceeds from sale of assets received in lieu of payment		6,659	420
Net cash flows provided by (used in) operating activities		(104,710)	338,878
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of fixed and intangible assets	13-14	(26,227)	(37,920)
Sales of fixed assets		793	14,347
Proceeds from sales of assets held for sale		8,305	-
Investments in companies	12	1,818	-
Net cash flows provided by (used in) investing activities		(15,311)	(23,573)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		513,952	530,697
Redemption of debt issued		(165,133)	(648,314)
Dividends paid		(50,915)	(22,979)
Lease payments (Rights of use)	24	(17,312)	-
Net cash flows provided by financing activities		280,592	(140,596)
Effect of changes in exchange rates		(5,097)	48,066
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		155,474	222,775
Cash and cash equivalents at the beginning of the period		1,363,052	1,075,089
Cash and cash equivalents at end of the period	5	1,518,526	1,297,864
Net increase (decrease) in cash and cash equivalents		155,474	222,775

		Cash flows		Changes other than cash flows
	As of January 1, 2019	Received	Paid	Changes other than cash	Acquisition	Interest	Exchange rates effects	Fair value changes	As of June 30, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued		-
Mortgage finance bonds	53,463		(6,488)	-	-	-	-	-	46,975
Bonds (senior and subordinated)	5,956,661	513,952	(158,645)	72,976	-	162,371	21,885	-	6,525,429
Lease contracts liabilities	176,795		(17,312)	-	4,913	2,035	1,702	-	168,133
Totals	6,186,919	513,952	(182,445)	72,976	4,913	164,406	(20,183)	-	6,740,537

Dividends paid	-	-	(50,915)	-	-	-	-	-	-
Capital increase	-	-	-	-	-	-	-	-	-
Subtotal cash flows from financing activities	-	513,952	(233,360)	-	-	-	-	-	-
Total cash flows from financing activities (net)	-	280.592	-	-	-	-	-	-	-

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	7

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (here on the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and supervised by the Commission for the Financial Market (hereinafter “CMF”), which as of June 1, 2019 assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law No. 3 dated January 12, 2019, which established a new consolidated, systematized and agreed text of the General Banking Law. As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), and transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima2. The Bank has total consolidated assets for MCh$31,163,272 (MMUS$45,935) and equity for MCh$3,604,365 (MMUS$5,313).

The legal address of Itaú Corpbanca is Rosario Norte No. 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Interim Consolidated Financial Statements as of June 30, 2019, were approved by the Board of Directors on July 30, 2019.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of June 30, 2019 and December 31, 2018 and comprise the three and six month periods ended June 30, 2019 and 2018.

b)	Basis of preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between the IFRS and the accounting criteria set forth in the CAS, the latter will prevail.

Additionally, these Interim Consolidated Financial Statements in relation to the application of IAS 34 “Intermediate Financial Information” are mainly prepared with the intention of updating the content of the latest Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the six-month periods ended June 30, after the end of the year, and not duplicating the information previously published in the last Consolidated Financial Statements.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets in which Itaú Corpbanca and subsidiaries operates is facing an economy with a hyperinflationary currency.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

As a result, these Interim Consolidated Financial Statements do not include all the information that a complete set of Financial Statements prepared in accordance with the international accounting and financial information standards agreed by the IASB would require, so for an adequate understanding of the information included in these Interim Consolidated Financial Statements, these must be read in conjunction with the Consolidated Financial Statements as of December 31, 2018 (information available at www.itau.cl).

The present Interim Consolidated Financial Statements incorporate a significant accounting change due to the adoption of IFRS 16 “Leases”. See new accounting policy in letter g) of this section and in Note 2 “Accounting Changes”.

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. On them descriptive and disaggregated information is presented.

c)	Consolidation criteria

The same accounting policies, presentation, and valuation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the “Group”) as of June 30, 2019 and December 31, 2018 and for the three and six month periods ended June 30, 2019 and 2018 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the CAS.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

For consolidation purposes, the financial statements of the New York branch have been converted to Chilean pesos at the exchange rate of $678,42 per US$1 as of June 30, 2019 ($653,02 as of June 30, 2018 and $694,73 to December 31, 2018), same situation for Colombian subsidiaries using an exchange rate of $0.2113 per COP$1 as of June 30, 2019 ($0.2232 as of June 30, 2018 and $0.2139 as of December 31, 2018), in accordance with IAS 21 “Effects of changes in foreign currency exchange rates”, related to the valuation of investments abroad in countries with economic stability.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 20%, 22%, 33%, and 27% of total consolidated assets, liabilities, income, and operating results, respectively, as of June 30, 2019 (24%, 26%, 36%, and 34% as of December 31, 2018 and 24%, 27%, 36%, and 16% as of June 30, 2018, respectively).

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Thus, the Bank controls an investee if and only if has all the following:

1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;

2) Exposure, or rights, to variable returns from its involvement with the investee;

3) Ability to use its power over the investee to affect the amount of the Bank’s returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●

Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The interim financial statements of the controlled companies are consolidated by combining like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries; offsetting (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary, and; by eliminating in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities upon consolidation. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following are the entities controlled by Itaú Corpbanca:

			Functional currency	Ownership percentage
	Market	Country		As of June 30, 2019			As of December 31, 2018			As of June 30, 2018
				Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1) (10) (12)	Domestic	Chile	$	99.990	0.010	100,000	99.990	0.010	100,000	99.990	0.010	100,000
Itaú Administradora General de Fondos S.A. (1) (9)		Chile	$	99.994	0.006	100,000	99.994	0.006	100,000	99.990		99.990
Itaú Corredores de Seguros S.A. (1) (5) (8)		Chile	$	99.900	0.100	100,000	99.900	0.100	100,000	99.964	0.007	99.971
Itaú Asesorías Financieras Ltda. (1) (7) (14)		Chile	$	99,990	0.010	100,000	99.990	0.010	100,000	99.900	0,010	100,000
CorpLegal S.A. (1) (13) (15)		Chile	$	-	-	-	99.990	0.010	100,000	99.990	0.010	100,000
Recaudaciones y Cobranzas Ltda. (1) (11)		Chile	$	99.999	0.001	100,000	99.999	0.001	100,000	99.990	0.010	100,000
Itaú Corpbanca New York Branch (1) (6)	Foreing	USA	US$	100	-	100,000	100,000	-	100,000	100,000	-	100,000
Itaú Corpbanca Colombia S.A. (2)		Colombia	COP$	66.279	-	66.279	66.279	-	66.279	66.279	-	66.279
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	80.000	-	80.000	80.000	-	80.000	80.000	-	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	-	66.266	66.266	-	66.266	66.266	-	66.266	66.266
Itaú (Panamá) S.A. (3)		Panama	US$	-	66.279	66.279	-	66.279	66.279	-	66.279	66.279
Itaú Casa de Valores S.A. (4)		Panama	US$	-	66.279	66.279	-	66.279	66.279	-	66.279	66.279
(1)	Companies regulated by the Chilean Commission for the Financial Market Commission (CMF).
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama.
(5)

On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the former. The new resulting company is the legal successor of Itaú Corredores de Seguros S.A., and its new corporate name is Itaú Corredores de Seguros S.A. (See Note 36 Subsequent Events).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	10

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(6)	Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED)
(7)	On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company to minority shareholders, therefore Itaú Corpbanca and subsidiaries has 100% control of company shares.
(8)	On September 10, 2018, Itaú Corpbanca acquired 127,901 shares of the Company to minority shareholders, therefore Itaú Corpbanca has directly and indirectly 100% control over the Company.
(9)	On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, therefore Itaú Corpbanca has directly and indirectly 100% control over the Company.
(10)	On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was changed to Itaú Corredores de Bolsa Limitada.
(11)	On May 2, 2019, Itaú Corpbanca Recaudaciones y Cobranzas S.A (Instacob) acquiered from Itaú Corredores de Bolsa it´s participation in Itaú Asesoría Financieras.
(12)	On May 2, 2019, Itaú Corredores de Bolsa acquiered from Itaú Asesoría Financieras it´s participation on Itaú Corpbanca Recaudaciones y Cobranzas S.A. (Instacob).
(13)	On May 2, 2019 Itaú Corpbanca acquired from Itaú Corredores de Bolsa its participation on Corplegal. As of that date controlling 100% of the participation of the entity.
(14)	On May 2, 2019 Itaú Asesoría Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.
(15)	On May 20, 2019, the dissolution of Corplegal S.A. took place.

(ii) Associates

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank’s proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote. These investments are accounted for using the equity method.

(iii) Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv) Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 23 “Contingencies, Commitments, and Responsibilities”, letter c), related to Responsibilities recorded in off-balance sheet accounts.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	11

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In accordance to IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties
●	The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of June 30, 2019 and December 31, 2018 they act as Agent and none of these investment vehicles is consolidated.

d)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from shareholders’ equity in the Interim Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item “Non-controlling interest”, separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)	Use of estimates and judgments

The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	12

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In certain cases, CAS and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible credit losses accordance with CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as “Provision for loan losses” in the Interim Consolidated Statements of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with CAS, as stated in chapter B-2 “Impaired loans and charge-offs”. Charge-offs are recorded as a reduction of the allowance for loan losses.

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:

●	Useful lives of fixed assets and intangible assets (Notes 13, 14, and 32).
●	Goodwill - Impairment test (Notes 13 and 32).
●	Periods of renewal and discount rates for assets for the right of use assets under lease and obligations for lease agreements (Notes 15 and 32)
●	Allowances for loan losses (Notes 9, 10 and 29).
●	Fair value of financial assets and liabilities (Note 34).
●	Provisions (Note 21).
●	Contingencies and commitments (Note 23).
●	Impairment losses of certain assets (Notes 9, 10, 13, 14, 29 and 32).
●	Current taxes and deferred taxes (Note 16).
●	Perimeter of consolidation and control assessment for consolidation purposes (Note 1, letter c)).

During the six month period ended June 30, 2019, there have been no significant changes in estimates made at the end of 2018, other than those indicated in these Interim Consolidated Financial Statements (see Note 2).

f)	Classification of financial instruments

(i)	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments instruments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	13

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Measurement criteria for financial assets recorded in the Interim Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Financial assets measured at fair value

“Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not a Bank-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	14

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

To increase consistency and comparability in fair value measurements and related disclosures, this IFRS establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance with Chapter A-2 “Limitations or clarifications to the use of general criteria” of the CAS, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

The Interim Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities denominated as items covered in hedges with fair value values, which have been measured at their fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Interim Consolidated Statement of Income.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	15

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Available for sale investments

The category of instruments available for sale includes instruments that are not classified as instruments for negotiation or for maintaining maturity.

Available for sale investments (or “AFS”) are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Net income (expenses) from financial operations”.

Interest and readjustments of investments held to maturity and of the instruments available for sale are included in the item “Interest income”.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recorded in profit or loss under the line item “Interest income” in the Interim Consolidated Statement of Income.

Investment instruments that are hedged item in hedge accounting transactions are adjusted according to the rules applicable to hedge accounting. See letter l) in this section.

Purchases and sales of investment instruments that shall be delivered or settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Any other purchase or sale is treated as a derivative until settlement.

Investment instruments must be permanently assess to timely identify impairment indication which may result in losses.

The Bank has assessed its investments portfolio classified as “Held to maturity investments instruments” and “Available for sale investments instruments” in order to identify if there is objective evidence of impairment. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term, They are measured at amortized cost using the effective interest method, less any impairment.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Interim Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flow models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Interim Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflecting the counterparty risk in the fair value measurement.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	16

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes.

Changes in the fair value of derivative instruments held for trading are included in “Net income (expenses) from financial operations” in the Interim Consolidated Statement of Income.

If the derivative instrument is classified for hedge accounting purposes, the hedge can be:

1) A fair value hedge of existing assets or liabilities or a “commitment” to be executed

2) A cash flow hedge of existing assets or liabilities or forecast transactions

3) A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1) At the inception of the hedge there is formal designation and documentation of the hedging relationship;

2) The hedge is expected to be highly effective;

3) The effectiveness of the hedge can be reliably measured, and;

4) The hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Interim Consolidated Statements of Income.

If the hedged item in a fair value hedge is a commitment, the changes in the fair value of the firm commitment regarding the covered risk are recognized as assets or liabilities with effect in the interim consolidated statements of income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect in the interim consolidated statements of income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Interim Consolidated Statement of Financial Position.

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in fair value related to the hedged risk is recognized in other comprehensive income and accumulated in equity. The cumulative loss or gain in cash flow hedge reserve is transferred to the Consolidated Statements of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line of the Consolidated Statements of Income. Any ineffective portion is recognized directly in the Interim Consolidated Statement of Income.

In case of fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the consolidated statements of income, but the fair value adjustment of the hedged instrument is presented in the consolidated statements of financial position under the “Other assets” or “Other liabilities” lines, depending on the hedged item position as of reporting date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	17

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Interim Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items:

-

Cash and deposits in banks: comprises of cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-

Cash items in process of collection: comprises of domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: comprises of financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: comprises of financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as disclosed in Note 8.

-

Interbank loans: comprises of transactions held with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-

Loans and accounts receivables from customers: comprises of non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

-

Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. Held to maturity investment comprises of those instruments for which the Bank has the ability and intention to hold them until their maturity. The remaining investments are treated as available for sale.

(iii)	Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at fair value with changes in results: As of June 30, 2019 and December 31, 2018 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities: Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	18

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iv)	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the interim consolidated statements of financial position:

-

Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: Includes cash on exchange arrangement and balances on transactions carried out, which were not settled on the same day.

-

Obligations under repurchase agreements: comprises of balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: This includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: comprises of financial derivative contracts with negative fair values whether they are for trading or for hedge accounting, as set forth in Note 8.

-

Interbank borrowings: comprises of obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in both local and foreign markets.

-

Other financial liabilities: comprises of credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

g)	Leases

At the commencement date, the bank shall recognize a right-of-use asset and a lease liability in accordance with the provisions set forth on IFRS 16.

(i)	Right-of-use asset

At commencement date, the right-of-use asset is measured at cost. The cost of right-of-use asset comprises of:(a) the amount of the initial measurement of the lease liability (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) the initial direct costs incurred by the bank; (d) an estimate of the costs to be incurred by the bank in dismantling and disposing of the underlying asset, restoring the place where it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the commencement date, the Bank measures the assets by the right of use by applying the cost model, which is defined as the asset by the right of use measured at cost: (a) less any accumulated depreciation and any accumulated impairment losses; and (b) adjusted by any new measurement of the lease liability.

The bank applies the depreciation requirements of IAS 16 “Property, Plant and Equipment” when depreciating the right of use asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	19

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank will depreciate the right-of-use asset from commencement date to the end of the useful life of the underlying asset. In another case, the Bank will depreciate the right-of-use asset from commencement to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Bank applies IAS 36 “Impairment of Assets” to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

As of June 30, 2019, the Bank has not identified any impairment in the value of the right of use assets under lease.

(ii)	Lease liability

The Bank measured the lease liability as the present value of lease payments that have not been paid at that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate can be easily determined. If that rate cannot be readily determined, the bank uses it´s incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following payments for the right to use the underlying asset during the term of the lease that is not paid on the commencement date:(a) fixed payments, minus any lease incentive receivable; (b) variable lease payments, which depend on an index or a rate, initially measured using the index or rate on commencement date; (c) amounts that the bank expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the bank has reasonably certainty of exercising that option; and (e) payments of penalties for terminating the lease, if the term of the lease reflects that the bank will exercise an option to terminate the lease.

After the commencement date, the Bank measures the lease liability in order to recognize (a) the increase on the carrying amount to reflect interest on the lease liability; (b) the reduction of the carrying amount to reflect the lease payments made; and (c) remeasurement of the carrying amount to reflect any reassessment or lease modifications.

The Bank remeasure the lease liability by discounting the revised lease payments, if (a) there is a change in the amounts expected to be payable under a residual value guarantee. The bank determines the revised lease payments to reflect the change in amounts expected to be payable under the residual value guarantee, (b) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments. The Bank remeasure the lease liability to reflect those revised lease payments only when there is a change in the cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The bank recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental borrowing rate.

h.	Allowances for loan losses

The Bank has established allowances to cover the expected losses of certain financial assets that have been determined in accordance with the regulations and instructions of the CAS and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics and small amounts and related to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio.

i.	Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 ”Provisions for credit risk” from CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It correspond to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt that the principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected losspercentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	21

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Below are presented the probabilities of default and loss given default, as established by the CAS:

Type of portfolio	Debtor category	Probability of default	Loss given default	Expected loss
		(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. For collateral the Bank must demonstrate that the value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. In case of substitution of the credit risk of the debtor for the credit risk of the guarantor this methodology will be applicable when the guarantor is an entity with a risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6. Provision is estimated including all the borrowers loans and 100% of the loan commitments that those borrowers maintain.

In allocating allowances on the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and. in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by execution of collection actions, net of expenses associated with them.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
Non-compliant portfolio	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Loans are kept in this category until there is observable evidence for their payment capacity and payment behavior, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

ii) Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Standard method for mortgage loans allowances

The Bank applies the standard method for mortgage loans allowances established by the CAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number overdue days	0	1 - 29	30 - 59	60 - 89	Non-compliant portfolio
LTV ≤ 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0002	0.0094	0.0222	0.0362
40% < LVT ≤ 80%	PI (%)	1.9158	27.4332	52.0824	78.2511	100.0000
	PDI (%)	2.1955	2.8233	2.9192	2.9192	30.4130
	PE (%)	0.0421	0.7745	1.5204	2.3047	30.4130
80% < LVT ≤ 90%	PI (%)	2.5150	27.0300	52.5800	79.6952	100.0000
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LVT > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	23

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Estate of Chile, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

Range LTV	MP factor of mitigation of losses for credits with state insurance of auction
	Section V: House price at inception (UF)
	V ≤ 1,000	1,000 < V ≤ 2,000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans overdue for a period equal to or greater than 90 days in the payment of interest or principal of any loan.

The following can be excluded from the group non-compliant portfolio:

a)	Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,

b)	Student loans as set forth in Law No.20,027, that do not present conditions indicated in Circular No.3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and payment capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	24

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The condition indicated in 3) will not be applied to debtor that only have student loans according to Law No.20,027.

iii) Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the CAS, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

1)

Guaranty agreement. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.

2)

Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or other assets or financial assets placed under guarantee) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In appling the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset is sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal.

3)

Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

iv) Additional provisions

The Bank may establish additional provisions to those recognized by using its models, in accordance with the methology stablished on Chapter B-1 of the Compendium of Accounting Standards. Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank. The release of those provisions is performed when a positive Outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of June 30, 2019 and December 31, 2018 the Bank maintains additional provisions for its commercial, consumer and mortgage loans portfolios for an amount of MCh$6,742 (see Note 21 “Provisions”).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	25

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)	New accounting pronouncements

New accounting pronouncements introduced by the CMF

1)

Circular N ° 3,638, July 06, 2019 Compendium of Accounting Standards. Establishes a standard method to estimate allowances for loan losses of collectively assessed commercial loans on Chapter B-1 and Circular No. 3,647 dated January 31, 2019 Compendium of Accounting Standards. Chapters B-1. Complements instructions on factoring operations related to the standar method proposed for collectively assessed commercial loans.

These circulars are part of a procces lead by the CMF (“the Commission”) in order to standardized methodologies to estimate allowances for loan losses stablished on a collectively basis, a process which began on December 2014.

The proposed methods and risk factors considered are the following:

Commercial leasing portfolio: considers risk factors based on days overdue, type of leased asset (real estate or non-real estate) and gross exposure and the corresponding collateral (LTV).

Student portfolio: considers the type of loan granted, if the payment is collectable and days overdue, in case the loan is due.

Collectively assesed commercial portfolio: considers risk factors based on days overdue, if there are any guarantees associated to the loan and the coverage of guarantees over the loan.

In order to recognize the accounting effects of its first application, the Comission has stablished that its impact must be recognized as a change on accounting estimate in accordance with IAS 8 and, therefore, be recorded on the income statement.

Circular No. 3,647 complements instructions on factoring operations, in order to recognize the difference on risk factors presented on recourse factoring and non-recourse factoring operations. On this basis, it has been deemed necessary to introduce a particular factor to the component “ Loss given Default ”(hereinafter LGD) of the standard method for the commercial portfolio of group analysis, which must be considered in the estimation of the allowances for loan losses of those operations, as provided in Chapter B-1 of the Compendium of Accounting Standards.

In accordance with the aforementioned, the following adjustments was introduced by Circular No. 3,647 on section 3.1.2:

- The expression “and factoring” is added to the end of the title of literal c), which contains the standard methodology that should be used for factoring operations.

- It is incorporated a table which contains the LGD for recourse factoring.

The implementation of both circulars will be mandatory as of July 1, 2019

The implementation of both circulars has a maximum estimated impact of MCh$25,000 (MCh$18,250 net of taxes), as of July 1, 2019.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	26

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2)

Circular N ° 3,645, January 11, 2019 Compendium of Accounting Standards. Leases according to IFRS 16. Modify and supplement instructions. Chapters A-2, B-1, C-1 and C-3 and Circular No. 3,649 Compendium of Accounting Standards. Chapter C-3 Leases according to IFRS 16. Supplements instructions.

Instructs on the need to clarify how banks should apply the criteria defined in IFRS 16 “Leases” which introduces changes in the CAS.

1. Chapter A-2 Valuation of fixed assets and right of use assets under lease. For all assets recognized in accordance with IAS 16 and IFRS 16 respectively, the cost method, less accumulated depreciation / amortization and accumulated impairment, should be applied as measurement after initial recognition.

2. Chapter B-1 Replaces instructions on goods delivered under lease contracts replaces the term “lessor” by “lessee”.

3. Chapter C-1 No. 4 of Title II introduces the items “Right of use asset under lease agreements” “Lease contract liabilities” in the Statement of Financial Position model, which introduces the following changes:

- Note 14 Fixed assets, right of use asset under lease agreements and lease contracts liabilities. This note will include all the information on fixed assets, related to Note 31.

- All the information that refers to the financial and operational leases and the obligations for such lease agreements signed by the banks and their subsidiaries as lessees must also be incorporated in this note, in accordance with the disclosures required by IFRS 16.

4. Chapter C-3 In order to adapt the formats to the new instructions on leases and to cover certain information needs with a greater breakdown, items are disclosed per asset for the right of use assets under lease and lease contracts liabilities.

Regarding the treatment as a lessee of the lease agreements expressed in the Development Unit and the consequences of the adjustment experienced by the liability, within the framework of the criteria defined in International Financial Reporting Standard No. 16 (IFRS 16), Circular 3,649 introduces the following modification to Chapter C-3 of the Compendium of Accounting Standards:

1. On the statement of financial position model, the explanatory glossaries of line items 1650 “Right of use asset under lease agreements” and 2550 “Lease contracts liabilities” are modified.

2. On the income statement model, the amounts recorded during fiscal year 2019 in item 4150.7.51 “Readjustments” must be reclassified, at the end of May at the latest, to line item 1650 “Right of use asset under lease agreements”.

The adoption of this new circular had impacts on the presentation of these Interim Consolidated Financial Statements. These impacts are presented in Note 2 “Accounting Changes”.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

New accounting pronouncements introduced by IASB

3)	Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements

3.1) IFRS 16 “Leases”

On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases”. The new standard will imply that most leases are presented in the tenants’ balance sheet under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019, early application is allowed, provided that IFRS 15 “Income from Contracts with Customers” is also applied.

The impacts of the adoption of this standard are presented in Note 2 “Accounting Changes“and its corresponding disclosures in Note 15 “Assets for right of use and lease contract liability”

3.2) IFRIC 23 “Uncertainty regarding the treatment of Income Taxes”

Issued on June 7, 2017, it aims to reduce the diversity in how companies recognize and measure a tax liability or a tax asset when there is uncertainty about the treatment of income tax. The Interpretation deals with how to reflect the uncertainty in the accounting for income taxes, being applicable to the determination of the tax base (tax loss), taxable bases, unused fiscal losses, tax credits not used and tax rates when there is uncertainty about tax treatments under IAS 12.

The adoption of this interpretation had no impact on the Interim Consolidated Financial Statements.

3.3) Annual improvements 2015-2017 cycle

Amendment published in December 2017 introduces the following improvements:

• IFRS 3 “Business Combinations” / IFRS 11 “Joint Agreements” - Treat the prior interest in a joint operation, as a business combination in stages.

• IAS 12 “Income Tax” - Deals with the income tax consequences of payments of financial instruments classified as equity.

• IAS 23 “Loan Costs” - Deals with eligible costs for capitalization.

The implementation is mandatory from January 1, 2019.

The adoption of these improvements had no impact on the Interim Consolidated Financial Statements.

3.4) Amendment to IAS 19 “Employee Benefits” - Reduction or Settlement

In February 2018, the International Accounting Standards Board issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19). Modifications to accounting when a modification, reduction or liquidation of the plan occurs.

The adoption of this amendment had no impact on the Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

4)	Standards and interpretations that have been issued, but have not entered into force in these Interim Consolidated Financial Statements.

4.1) IFRS 9 “Financial Instruments” – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments.” On October 28, 2010, the IASB published a revised version which included the implementation guides on the classification and measurement of financial liabilities. On November 19, 2013, the IASB issued an amendment, which includes a new general model for hedge accounting. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, in replacement of IAS 39 “Financial Instruments: Recognition and Measurement.”

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called “fair value with change in other comprehensive income” for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 “Financial Instruments: Recognition and Measurement”, however, there are differences in the requirements applicable to the measurement of the entity’s own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 “Financial Instruments: Recognition and Measurement”.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. However, the local regulator has not authorized its application, therefore it has no effect on these Interim Consolidated Financial Statements.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify for the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

The amendments are effective for annual periods beginning on January 1, 2019

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on “Advance payments with negative compensation”. These conditions have been successfully modified. The modifications are effective for annual periods beginning on January 1, 2019.

The Bank Administration has not adopted the amendments before mentioned in order to comply with the requirements of the local regulator, who has not authorized the application of IFRS 9, therefore the amendment have no effect on these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	29

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

4.2) Amendment to Conceptual Framework

In March, 2018, the International Accounting Standards Board (IASB) issued a complete set of concepts for the presentation of financial reports, the revised Conceptual Framework for financial information, replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments/ new pronouncements in its Interim Consolidated Financial Statements.

4.3) Amendment to IFRS 3 “Business Combination” – Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to enable companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reducing the definitions of a company by focusing the definition of products on goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. Amendment to IFRS 3 or has a validity date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

4.4)	Amendment to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

On October 31, 2018, the IASB issued ‘Definition of Material (Amendments to IAS 1 and IAS 8)’ to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves.

The changes in Definition of Material all relate to a revised definition of ‘material’ which is quoted below from the final amendments:“Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The new definition of material is found in IAS 1, Presentation of Financial Statements. The definition of material in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	30

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

4.5)	Amendment to IAS 28 “Investments in associates and joint ventures”

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its impairment requirements, applies to long-term interests. Additionally, when applying IFRS 9 to long-term participations, an entity does not take into account the adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of Investment losses or impairment assessment in accordance with IAS 28).

The amendments apply retrospectively to annual periods beginning on or after January 1, 2019. Early application is allowed. Specific transitional provisions apply depending on whether the application for the first time of the amendments coincides with that of IFRS 9.

The adoption of this amendment had no impact on these financial statement, in accordance with the provisions of numeral 12 of Chapter A-2, Limitations or Precisions to the Use of General Criteria, of the CAS, this standard (IFRS 9) or its amendments will not apply, subsequent improvements, as long as the CMF does not authorize and therefore has its mandatory use for all Banks.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	31

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 2 – Accounting Changes

a)	Adoption of IFRS 16 “Leases”

On January 13, 2016, the IASB published IFRS 16 “Leases”. The new standard, adopted on January 1, 2019, requires that leases that meet the requirements set by the standard to be presented on the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted the “prospectively modified” approach for the initial application of the standard, as of January 1, 2019 the required measurements were performed in order to determine the right of use assets under lease agreements and the lease contracts liabilities to be recognized as of the application date onwards, without considering the date of origin of the contract. For more detail on the recognition practices, refer to letters g) and h) of Note 1.

Bank’s Management evaluated the impact on the adoption of this standard through the valuation of its executed lease agreements, recognizing an right of use assets under lease agreements and lease contracts liabilities as of January 1, 2019 of MM$176,795, which generated impact on the consolidated solvency indicators of 11 basis points going from 14.62% to 14.51%.(for additional information see Note 35 Risk Management letter d) Capital Requirements).

Below is a breakdown of the impacts and reclassifications due to initial application of the standard as of January 1, 2019:

	As of December 31, 2018	Initial recognition	Reclassifications (*)	As of January 1, 2019
	MCh$	MCh$	MCh$	MCh$
Right of use asset under lease agreements	-	176,795	36,920	213,715
Fixed assets	95,564	-	(36,920)	58,644
Subtotals assets	95,564	176,795	-	272,359

Lease contracts liabilities	-	176,795	-	176,795
Subtotals liabilities	-	176,795	-	176,795

(*) Corresponds to improvements in leased properties which have been reclassified as assets for the right of use assets under lease agreements resulting from the adoption of IFRS 16 “Leases” and in accordance with Circular No. 3,645 of January 11, 2019 issued by the SBIF (currenty CMF). See letter d) in Note 14 “Fixed assets”.

Additional disclosures for right of use assets under lease agreements and lease contracts liabilities are presented in Note 15 “Assets for right of use and lease contract liabilities”.

b)	Debit value adjustment recognition

As of March 2019, the Bank’s Management decided to recognize in its Interim Consolidated Financial Statements the effect on the valuation of the derivatives corresponding to the Debit Value Adjustment (DVA here on). This valuation criterion generated a positive result of MCh $ 301, which has been recognized as a change in the estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	32

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 3 – Significant Events

As of June 30, 2019, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

Acquisition of MCC S.A. Corredores de Bolsa

On May 28, 2019, the Board of Directors of Itaú Corpbanca approved the acquisition of the MCC group, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18.046 on Corporations.

The acquisition of the shares of MCC by Itaú Corpbanca is subject to the approval of the CMF.

The detail of the aforementioned transaction is further discussed on Note 23 “Contingencies, Commitments and Responsibilities”, letter b).

Purchase of Itaú Corpbanca Colombia shares (participation held by Helm LLC and KSHC)

On May 29, 2019, the CMF authorized the Bank to acquire the participation held by Helm LLC and KSHC in Itaú Corpbanca Colombia of 19.44% and 1.38%, respectively.

Consequently, as a result of these relevant events, it is not required to recognize any effect in these Interim Consolidated Financial Statements as the transaction is still pending approval from the regulators in Colombia and Brazil.

The detail of the aforementioned transaction is further discussed on Note 23 “Contingencies, Commitments and Responsibilities”, letter b) and subsequent events related to this matter in Note 36 “Subsequent Events”.

Annual Ordinary Shareholders Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 19, 2019, the following agreements were adopted, among others:

1)	The Board of Directors was renewed, electing the following eleven (11) Directors and two (2) Acting Directors, in accordance with the Statutes of Itaú Corpbanca:

Directors:

Jorge Andrés Saieh Guzmán Ricardo Villela Marino Jorge Selume Zaror Fernando Aguad Dagach Pedro Samhan Escándar Fernando Concha Ureta	Caio Ibrahim David Milton Maluhy Filho Andrés Bucher Cepeda Gustavo Arriagada Morales Bernard Pasquier

Acting Directors:

Diego Fresco Gutiérrez	Jessica López Saffie

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	33

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 3 – Significant Events, continued

It was submitted that the following directors, Mr. Gustavo Arriagada Morales, Mr. Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta, were appointed as independent directors, in accordance with the provisions of article 50 bis of Law No. 18,046.

2)

It was approved to distribute 30% of the profits of the year ended on December 31, 2018 as a dividend to shareholders, which corresponds to the amount of MCh$51,614, which entitles a dividend per share of $0.100728627.

ITAÚ CORREDORES DE SEGUROS S.A.

On March 18, 2019, at the Ordinary Shareholders’ Meeting, it was approved to distribute 61.1027% of the profits of the year ended on December 31, 2018 as a dividend to the shareholders, which corresponds to the amount of MCh$14,722.

At the same Ordinary Shareholders’ Meeting, the Board of Directors of the company was renewed, and the following directors were elected:

Cristián Toro Cañas

Julián Acuña Moreno

Pablo Meyer Black,

Arturo Achondo Guzmán

Walter Krefft Moreno.

ITAÚ ADMINISTRADORA GENERAL DE FONDOS S.A.

In the ordinary meeting of the Board of Directors held on February 25, 2019, Itaú AGF’s Board of Directors took knowledge and accepted the resignation of director Mr. Fernando Beyruti, consequently, and given the vacancy of the position, the Board of Directors of Itaú AGF appointed Mr. Jorge Novis Neto as a replacement for Mr. Beyruti, as of that date.

During the session, Mrs. Luciana Hildebrandi Marchione was appointed as director of the Company.

On March 18, 2019, the Ordinary Shareholders’ Meeting of Itaú Administradora General de Fondos S.A. was held, where it was approved to distribute all of the profits as of December 31, 2018, in order to be to be distributed as dividends, for an equivalent amount of MCh$6,790.

During the meeting, the renewal of the member of the Board of Directors was approved in accordance with the provisions of Article 32 of Law 18,046, the following persons were appointed as directors of Itaú Administradora General de Fondos S.A:

Gabriel Amado de Moura Marcello Siniscalchi Julián Acuña Moreno	Jorge Novis Neto Luciana Hildebrandi Marchione

In extraordinary session of the Board of Directors held on May 27, 2019, the resignation of the Director of the Company, Mr. Marcello Siniscalchi, was accepted, which became effective immediately.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 3 – Significant Events, continued

ITAÚ ASESORÍAS FINANCIERAS S.A.

On March 15, 2019, during the Ordinary Shareholders Meeting was approved to distribute 90% of the profits for the year ended December 31, 2018, amounting to MM$7,489 as dividends.

On April 5, 2019, the CMF through letter addressed to the General Manager of Itaú Corpbanca authorized the following:

- Recaudaciones y Cobranzas Limitada may acquire from Itaú Corpbanca Corredores de Bolsa S.A. its paticipation held over Itaú Asesoría Financieras S.A.

- Itaú Asesoría Financieras S.A. proceed to become a limited liability company.

On May 2, 2019, Itaú Corredores de Bolsa sold its participation held in Itaú Asesoría Financieras to Recaudaciones y Cobranzas Limitada, corresponding to 3 shares of a total of 30,000. On the same date the Extraordinary Shareholders Meeting of Itaú Asesoría Financieras was held, where it was agreed to transform the company from a public corporation to a limited liability company, changing its corporate name to Itaú Asesoría Financieras Limitada.

CORPLEGAL S.A.

On January 8, 2019, authorization was requested to the CMF in order to proceed with the dissolution of the subsidiary CorpLegal SA, in order to conduct the dissolution, Itaú Corpbanca’s will acquire the participation of CorpLegal held by Itaú Corredores de Bolsa (the “transaction”), both subsidiaries of the Bank, as a result of this transaction, all of its shares will be held by one shareholder, meeting with the provisions of article 103 number 2 of Law 18,046 to dissolve a Corporation, the transaction was authorized by SBIF(currently CMF) on February 26, 2019.

During the Board of Directors of the Bank held on March 27, 2019, it was approved the dissolution of CorpLegal S.A. in the terms before mentioned.

On May 20, 2019, the dissolution of the company and subsidiary of Itaú Corpbanca, Corplegal S.A. was materialized.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	35

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 3 – Significant Events, continued

ITAU CORPBANCA COLOMBIA

Dividend Distributions

As stated on commitment held by the Bank with the Financial Superintendence of Colombia to capitalize the profits generated in 2018, it was approved at the Ordinary Shareholders Meeting on March 23, 2018, to capitalize 100% of the profits generated as of December 31, 2018 of COP$10,343,857,073.51 as legal reserve.

Directors appointment

On March 18, 2019 Shareholders Meeting was held, where by Board of Directors for the period 2019-2020 was elected, the following members where apointed:

Roberto de Santa

Ana Brigard Holguin

Luis Fernando Martínez Lema

Lema Cristián Toro Cañas

Gabriel Amado de Moura

Juan Bernabé Echeverría González

Manuel Olivares Rossetti

María Carmiña Ferro Iriarte

Monica Inés María Aparicio Smith

Rafael Pardo Soto

Debt issued

On May 22, 2019 Itaú Corpbanca Colombia placed ordinary bonds for a total of COP$350,000 million in the local main market, divided into two series: Series A Sub-Series A36- 36 months fixed rate EA for COP$163,035 million at a rate of 6, 13% EA with expiration date May 21, 2022 and the C series Subseries C60- 60 months IPC + EA margin for COP$186,965 million at a rate of 2.86% EA with expiration date May 21, 2024.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”.

a.	Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)	Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide on the resource allocation for the segment and evaluate its performance.

ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the six month periods ended June 30, 2019 and 2018.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•	Attributed to the entity’s country of domicile and
•	Attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., Itaú Casa de Valores S.A. and Itaú Corredores de Seguros Colombia S.A.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 4 – Reporting Segments, continued

The information on interest income and inflation adjustments for the six month periods ended June 30, 2019 and 2018, for the aforementioned geographical areas is shown below:

	2019			2018
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	601,289	256,031	857,320	570,504	267,342	837,846
Interes expense	(309,913)	(122,419)	(432,332)	(293,737)	(131,708)	(425,445)
Net interest income	291,376	133,612	424,988	276,767	135,634	412,401

c.	Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities, profits and losses for the years indicated below is presented in accordance with the main items described in the Compendium of Accounting Standards.

c.1 Assets and liabilities

		As of June 30, 2019			As of December 31, 2018
	Note	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	489,559	697,010	1,186,569	483,416	504,264	987,680
Cash items in process of collection	5	551,309	1,758	553,067	318,433	225	318,658
Trading investments	6	105,043	96,634	201,677	44,157	42,781	86,938
Investments under resale agreements	7	15,067	148,085	163,152	91,510	17,957	109,467
Financial derivative contracts	8	1,951,628	98,563	2,050,191	1,266,218	102,739	1,368,957
Interbank loans, net and Loans and accounts receivable from customers, net	9-10	16,970,021	4,524,983	21,495,004	16,710,824	4,464,355	21,175,179
Available for sale investments	11	1,993,548	668,986	2,662,534	1,594,955	1,055,821	2,650,776
Held to maturity investments	11	134,739	66,808	201,547	122,372	76,538	198,910
Investments in companies	12	6,234	3,490	9,724	6,232	4,323	10,555
Intangibles	13	1,425,309	170,081	1,595,390	1,432,529	181,278	1,613,807
Fixed assets	14	37,263	13,009	50,272	78,430	17,134	95,564
Right of use asset under lease agreements	15	176,160	27,161	203,321	-	-	-
Current taxes	16	74,447	60,702	133,149	70,255	52,874	123,129
Deferred taxes	16	155,982	-	155,982	149,894	4,705	154,599
Other assets	17	402,732	98,961	501,693	438,329	123,106	561,435
Totals		24,489,041	6,676,231	31,163,272	22,807,554	6,648,100	29,455,654

		As of June 30, 2019			As of December 31, 2018
	Note	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18	2,562,976	1,853,807	4,416,783	2,463,722	1,836,753	4,300,475
Cash in process of being cleared	5	469,500	-	469,500	247,165	-	247,165
Obligations under repurchase agreements	7	365,036	571,123	936,159	370,623	644,991	1,015,614
Time deposits and other time liabilities	18	8,058,166	2,109,208	10,167,374	8,104,729	2,016,382	10,121,111
Financial derivative contracts	8	1,726,645	87,349	1,813,994	1,035,394	77,412	1,112,806
Interbank borrowings	19	1,653,985	630,744	2,284,729	1,602,125	725,598	2,327,723
Debt instruments issued	20	5,963,219	609,185	6,572,404	5,445,000	565,124	6,010,124
Other financial liabilities	20	11,957	-	11,957	12,400	-	12,400
Lease contracts liabilities	15	143,349	24,784	168,133	-	-	-
Current taxes	16	-	-	-	528	663	1,191
Deferred taxes	16	16	2,623	2,639	-	471	471
Provisions	21	110,393	71,437	181,830	162,930	74,240	237,170
Other liabilities	22	484,496	48,909	533,405	471,669	50,123	521,792
Totals		21,549,738	6,009,170	27,558,907	19,916,285	5,991,757	25,908,042

(*) Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,175,348 as of June 30, 2019 (MCh$1,178,235 as of December 31, 2018).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 4 – Reporting Segments, continued

c.2 Income for the three and six month periods ended June 30, 2019 and 2018

		For the three month periods ended June 30,
	Note	2019			2018
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	158,341	67,642	225,983	143,524	71,810	215,334
Net fee and commission income	26	34,852	8,552	43,404	34,197	9,218	43,415
Net income (expense) from financial operations	27	27,402	4,877	32,279	68,059	22,163	90,222
Net foreign exchange gain (loss)	28	(17,110)	3,074	(14,036)	181	(19,112)	(18,931)
Other operating income	33	1,592	12,882	14,474	3,850	3,504	7,354
Provision for loan losses	29	(34,705)	(20,517)	(55,222)	(38,576)	(28,677)	(67,253)
NET OPERATING PROFIT		170,373	76,510	246,884	211,235	58,906	270,141
Depreciation and amortization	32	(20,925)	(9,948)	(30,873)	(12,946)	(8,162)	(21,108)
Operating expenses (*)		(100,238)	(51,212)	(151,451)	(107,785)	(54,401)	(162,186)
OPERATING INCOME		49,210	(15,350)	64,560	90,504	(3,657)	86,847
Income from investments in companies	12	210	1,024	1,234	221	(8)	213
Income taxes	16	(3,735)	(5,986)	(9,721)	(33,494)	4,738	(28,756)
CONSOLIDATED INCOME FOR THE PERIOD		45,685	10,388	56,073	57,231	1,073	58,304

		For the six month periods ended June 30,
	Note	2019			2018
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MM$	MM$	MM$	MM$	MM$	MM$
Net interest income	25	291,376	133,612	424,988	276,767	135,634	412,401
Net fee and commission income	26	70,099	16,994	87,093	72,818	16,383	89,201
Net income (expense) from financial operations	27	28,549	3,563	32,112	56,979	1,456	58,435
Net foreign exchange gain (loss)	28	(20,757)	16,127	(4,630)	22,165	6,778	28,943
Other operating income	33	7,334	15,898	23,232	12,755	6,168	18,923
Provision for loan losses	29	(65,462)	(37,617)	(103,079)	(63,199)	(56,541)	(119,740)
NET OPERATING PROFIT		311,139	148,577	459,716	378,285	109,878	488,163
Depreciation and amortization	32	(41,465)	(19,916)	(61,381)	(25,340)	(15,751)	(41,091)
Operating expenses (*)		(198,508)	(102,478)	(300,986)	(219,708)	(104,448)	(324,156)
OPERATING INCOME		71,166	26,183	97,349	133,237	(10,321)	122,916
Income from investments in companies	12	213	1,931	2,144	246	1,240	1,486
Income taxes	16	(2,213)	(10,541)	(12,754)	(34,019)	10,952	(23,067)
CONSOLIDATED INCOME FOR THE PERIOD		69,166	17,573	86,739	99,464	1,871	101,335

(*) Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	39

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 5 – Cash and Cash Equivalents

a.  Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Cash and deposits in banks
Cash	240,564	255,449
Deposits in the Central Bank of Chile	54,666	70,444
Deposits in local banks	12,016	4,422
Deposits in foreign banks	879,323	657,365
Subtotals cash and deposits in banks	1,186,569	987,680

Cash items in process of collection, net (b)	83,567	71,493
Highly liquid financial instruments (1)	85,238	194,412
Investments under resale agreements (2)	163,152	109,467
Totals cash and cash equivalents	1,518,526	1,363,052

(1) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

	Note	As of June 30, 2019	As of December 31, 2018
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	20,709	15,741
Available for sale investments	11	64,529	178,671
Totals		85,238	194,412

(2) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Interim Consolidated Statement of Financial Position. The detail is as follows:

	Note	As of June 30, 2019	As of December 31, 2018
		MCh$	MCh$
Investments under resale agreements	7 a)	163,152	109,467

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	40

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 5 – Cash and Cash Equivalents, continued

b.  Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed by the Central Bank of Chile, or international transactions that may be delayed in settlement due to timing differences. All before mentioned transactions are settled during the next 12 to 24 working hour. The detail of these balances is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	58,009	77,085
Funds receivable	495,058	241,573
Subtotals assets	553,067	318,658
Liabilities
Funds payable	469,500	247,165
Subtotals liabilities	469,500	247,165
Cash items in process of collection, net	83,567	71,493

c.  Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 20) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 21).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	41

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 6 – Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	69,778	21,736
Other Chilean Central Bank and Government securities	27,001	14,872
Other Chilean securities
Bonds	5,294	3
Notes	-	4,014
Other instruments	2,120	-
Foreign financial securities
Bonds	70,402	23,276
Other securities	26,232	19,505
Investments in mutual funds
Funds managed by related entities	850	3,532
Totals	201,677	86,938

As of June 30, 2019, the trading portfolio financial assets include MCh$20.709 (MCh$15,741 as of December 31, 2018) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	42

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of June 30, 2019 and December 31, 2018 the instruments acquired under agreements to resell are as follows:

	As of June 30, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	-	-	-	-
Government securities	15,067	-	-	15,067
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	145,986	-	-	145,986
Other foreign instruments	2,099	-	-	2,099
Totals	163,152	-	-	163,152

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	14,533	-	-	14,533
Government securities	76,977	-	-	76,977
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	17,351	-	-	17,351
Other foreign instruments	606	-	-	606
Totals	109,467	-	-	109,467

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	43

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.	As of June 30, 2019 and December 31, 2018 the instruments acquired under agreements to repurchase are as follows:

	As of June 30, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	233,560	-	-	233,560
Government securities	11,766	-	-	11,766
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	119,710	-	-	119,710
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities		-	-	-
Other foreign instruments	571,123	-	-	571,123
Totals	936,159	-	-	936,159

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	21,018	-	-	21,018
Government securities	283,898	-	-	283,898
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	65,707	-	-	65,707
Foreign financial securities
Central Banks and Government securities		-	-	-
Other foreign instruments	644,991	-	-	644,991
Totals	1,015,614	-	-	1,015,614

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	44

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting

a.  Derivatives held for trading and hedge accounting

The Bank and subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of June 30, 2019		As of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	120,678	95,222	86,562	75,615
Derivatives held for trading	1,929,513	1,718,772	1,282,395	1,037,191
Totals	2,050,191	1,813,994	1,368,957	1,112,806

a.1. Financial derivatives assets

	As of June 30, 2019
		Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,534,390	4,632,973	1,507,568	246,789
Currency swaps	436,563	500,034	5,357,578	478,570
Interest rate swaps	2,641,907	5,647,457	28,625,255	1,323,352
Call currency options	61,150	56,920	5,736	1,329
Put currency options	2,802	6,035	-	151
Totals	12,676,812	10,843,419	35,496,137	2,050,191

	As of December 31, 2018
		Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	-	46
Totals	6,901,097	11,589,837	41,846,266	1,368,957

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	45

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivatives liabilities

	As of June 30, 2019
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,936,218	4,082,314	1,095,426	241,095
Currency swaps	500,015	430,765	4,547,660	299,159
Interest rate swaps	4,389,054	6,183,229	27,734,800	1,272,381
Call currency options	26,435	27,743	-	599
Put currency options	24,171	26,967	5,280	760
Totals	13,875,893	10,751,018	33,383,166	1,813,994

	As of December 31, 2018
		Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	-	1,493
Put currency options	16,367	38,172	11,115	939
Totals	5,204,893	7,485,765	29,816,966	1,112,806

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	46

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of June 30, 2019 and December 31, 2018 the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of June 30, 2019
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,234,406	1,342,044	2,723,836	120,678	95,222
Fair value hedge
Currency forwards	-	-	-	-	-
Currency swaps	2,215	-	30,385	96	11,729
Interest rate swaps	62,315	58,070	2,020,192	97,674	42,431
Subtotals	64,530	58,070	2,050,577	97,770	54,160
Cash flows hedge
Currency forwards	1,140,105	917,512	578,936	11,265	15,608
Currency swaps	-	-	-	-	-
Interest rate swaps	-	5,000	94,323	2,113	4,277
Subtotals	1,140,105	922,512	673,259	13,378	19,885
Net investment in a foreign operation hedge
Currency forwards	1,029,771	361,462	-	9,530	21,177
Subtotals	1,029,771	361,462	-	9,530	21,177

Derivatives held for trading	24,318,299	20,252,393	66,155,467	1,929,513	1,718,772
Currency forwards	16,300,732	7,436,313	2,024,058	225,994	204,310
Currency swaps	934,363	930,799	9,874,853	478,474	287,430
Interest rate swaps	6,968,646	11,767,616	54,245,540	1,223,565	1,225,673
Call currency options	87,585	84,663	5,736	1,329	599
Put currency options	26,973	33,002	5,280	151	760
Subtotals	24,318,299	20,252,393	66,155,467	1,929,513	1,718,772
Totals	26,552,705	21,594,437	68,879,303	2,050,191	1,813,994

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,661,557	1,323,671	2,527,255	86,562	75,615
Fair value hedge
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	-	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995
Subtotals	644,850	262,452	2,297,803	39,650	33,847
Cash flows hedge
Currency forwards	2,188,426	-	130,191	4,835	1,283
Currency swaps	-	330,033	-	13,363	17,593
Interest rate swaps	-	198,573	99,261	1,119	1,892
Subtotals	2,188,426	528,606	229,452	19,317	20,768
Net investment in a foreign operation hedge
Currency forwards	828,281	532,613	-	27,595	21,000
Subtotals	828,281	532,613	-	27,595	21,000

Derivatives held for trading	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Currency forwards	2,000,421	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939
Subtotals	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Totals	12,105,990	19,075,602	71,663,232	1,368,957	1,112,806

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	47

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 9 – Interbank Loans

As of June 30, 2019 and December 31, 2018 interbank loans are detailed as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Local banks
Loans to local banks	-	-
Allowances for loans losses	-	-
Subtotals	-	-
Foreign banks
Interbank cash loans	40,189	30,507
Loans to foreign banks	27,508	5,594
Non-transferable deposits with foreign banks	44,427	65,556
Allowances for loans losses	(573)	(463)
Subtotals	111,551	101,194
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	-	240,050
Subtotals	-	240,050
Totals	111,551	341,244

(*) These are deposits that do not qualify as time deposits.

Movements in allowances and impairment for loans with domestic and foreign banks for the six month period and years ended on June 30, 2019 and for the year ended December 31, 2018 are detailed as follows:

	For the period ended on June 30, 2019			For the year ended on December 31, 2018
	Banks			Banks
	Local	Foreign	Totals	Local	Foreign	Totals
	MM$	MM$	MM$	MM$	MM$	MM$
Balance at the begging of the period	-	(463)	(463)	-	(208)	(208)
Charge-offs	-	-	-	-	-	-
Allowances established	-	(507)	(507)	-	(344)	(344)
Allowances released	-	391	391	-	131	131
Impairment	-	-	-	-	-	-
Exchange differences	-	6	6	-	(42)	(42)
Balance at the end of the period	-	(573)	(573)	-	(463)	(463)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	48

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 10 – Loans and accounts receivable from customers

a. Loans and accounts receivable from customers

As of June 30, 2019 and December 31, 2018 the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
As of June 30, 2019	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,995,213	773,127	11,768,340	(303,672)	(31,916)	(335,588)	11,432,752
Foreign trade loans	914,221	25,427	939,648	(73,907)	(1,285)	(75,192)	864,456
Checking accounts debtors	120,851	10,447	131,298	(5,859)	(3,871)	(9,730)	121,568
Factoring transactions	184,865	373	185,238	(2,304)	(295)	(2,599)	182,639
Student loans	697,443	69,937	767,380	-	(17,929)	(17,929)	749,451
Leasing transactions	888,575	68,668	957,243	(15,903)	(3,201)	(19,104)	938,139
Other commercial loans and receivables	39,479	4,993	44,472	(1,152)	(1,238)	(2,390)	42,082
Subtotals	13,840,647	952,972	14,793,619	(402,797)	(59,735)	(462,532)	14,331,087
Mortgage loans
Loans with mortgage finance bonds	32,102	2,216	34,318	-	(67)	(67)	34,251
Endorsable mortgage mutual loans	102,669	8,304	110,973	-	(771)	(771)	110,202
Other mortgage mutual loans	3,878,487	189,211	4,067,698	-	(24,040)	(24,040)	4,043,658
Mortgage leasing transactions	297,740	14,144	311,884	-	(11,577)	(11,577)	300,307
Other mortgage loans and receivables	20,063	2,002	22,065	-	(196)	(196)	21,869
Subtotals	4,331,061	215,877	4,546,938	-	(36,651)	(36,651)	4,510,287
Consumer loans
Installment consumer loans	1,854,053	114,012	1,968,065	-	(132,260)	(132,260)	1,835,805
Checking account debtors	185,798	16,400	202,198	-	(14,829)	(14,829)	187,369
Credit card balances	480,396	15,614	496,010	-	(24,427)	(24,427)	471,583
Consumer leasing transactions	4,127	228	4,355	-	(302)	(302)	4,053
Other consumer loans and receivables	45,164	1,689	46,853	-	(3,584)	(3,584)	43,269
Subtotals	2,569,538	147,943	2,717,481	-	(175,402)	(175,402)	2,542,079
Totals	20,741,246	1,316,792	22,058,038	(402,797)	(271,788)	(674,585)	21,383,453

	Assets before allowances			Allowances
As of December 31, 2018	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,694,305	763,083	11,457,388	(345,552)	(37,531)	(383,083)	11,074,305
Foreign trade loans	897,916	30,527	928,443	(31,852)	(799)	(32,651)	895,792
Checking accounts debtors	122,191	8,909	131,100	(5,735)	(3,090)	(8,825)	122,275
Factoring transactions	206,322	4,245	210,567	(267)	(4)	(271)	210,296
Student loans	624,757	72,090	696,847	-	(16,780)	(16,780)	680,067
Leasing transactions	857,066	71,094	928,160	(16,473)	(3,732)	(20,205)	907,955
Other commercial loans and receivables	32,600	1,953	34,553	(857	(1,099)	(1,956)	32,597
Subtotals	13,435,157	951,901	14,387,058	(400,736)	(63,035)	(463,771)	13,923,287
Mortgage loans
Loans with mortgage finance bonds	36,089	2,275	38,364	-	(103)	(103)	38,261
Endorsable mortgage mutual loans	110,193	8,475	118,668	-	(1,748)	(1,748)	116,920
Other mortgage mutual loans	3,769,846	183,399	3,953,245	-	(23,366)	(23,366)	3,929,879
Mortgage leasing transactions	298,495	13,623	312,118	-	(10,637)	(10,637)	301,481
Other mortgage loans and receivables	21,311	2,121	23,432	-	(239)	(239)	23,193
Subtotals	4,235,934	209,893	4,445,827	-	(36,093)	(36,093)	4,409,734
Consumer loans
Installment consumer loans	1,817,663	104,122	1,921,785	-	(118,838)	(118,838)	1,802,947
Checking account debtors	193,814	15,678	209,492	-	(18,858)	(18,858)	190,634
Credit card balances	466,275	15,292	481,567	-	(26,859)	(26,859)	454,708
Consumer leasing transactions	5,729	474	6,203	-	(397)	(397)	5,806
Other consumer loans and receivables	48,850	1,866	50,716	-	(3,897)	(3,897)	46,819
Subtotals	2,532,331	137,432	2,669,763	-	(168,849)	(168,849)	2,500,914
Totals	20,203,422	1,299,226	21,502,648	(400,736)	(267,977)	(668,713)	20,833,935

Normal portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and in the Substandard portfolio (categories B1 and B2, only). For collectively assessed loans, it includes the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	49

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

Impaired portfolio

This includes individual debtors in the Non-compliant portfolio (C1 to C6) and in the Substandard portfolio (categories B3 and B4, only). For collectively assessed loans, it includes the Non-compliant portfolio.

b. Provisions

Movements in credit risk allowances for the six month period ended June 30, 2019 and the year ended on December 31, 2018 are detailed as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	400,736	267,977	668,713
Portfolio charge-offs
Commercial loans	(23,382)	(12,944)	(36,326)
Mortgage loans	-	(3,228)	(3,228)
Consumer loans	-	(76,987)	(76,987)
Total charge-offs	(23,382)	(93,159)	(116,541)
Allowances established	98,237	150,134	248,371
Allowances released	(57,332)	(53,554)	(110,886)
Allowances used	(6,620)	-	(6,620)
Exchange differences	(8,842)	390	(8,452)
Balances as of June 30, 2019	402,797	271,788	674,585

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	416,083	255,931	672,014
Portfolio charge-offs
Commercial loans	(63,220)	(39,230)	(102,450)
Mortgage loans	-	(7,271)	(7,271)
Consumer loans	-	(164,680)	(164,680)
Total charge-offs	(63,220)	(211,181)	(274,401)
Allowances established	207,111	385,068	592,179
Allowances released	(144,464)	(175,985)	(320,449)
Allowances used	(24,662)	-	(24,662)
Exchange differences	9,888	14,144	24,032
Balances as of December 31, 2018	400,736	267,977	668,713

c. Written off portfolio sales

During April 2019 Itaú (Panama) S.A. sold written-off portfolio, which generated a profit for MM$2,202 as of June 30, 2019 (profit for MM$865 as of June 30, 2018), these transactions did not exceed 5% of the net income before taxes. These transactions are recognized and presented under “Net income (expense) from financial operations” in the Interim Consolidated Statement of Income for the period (see Note 27).

d. Portfolio sales

During May 2019, the Bank sold Loans with State Guarantee (Law 20,027) portfolio which generated a loss of MM$1,294 as of June 30, 2019 (profit for MM$865 at June 30, 2018), the transaction did not exceed 5% of the net income before taxes. These transactions are recognized and presented under “Net income (expense) from financial operations” in the Interim Consolidated Statement of Income for the six month period ended on June 30, 2019 (see Note 27).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 11 – Investment Instruments

a. Investment instruments

As of June 30, 2019 and December 31, 2018 detail of instruments available for sale and held to maturity is as follows:

	As of June 30, 2019			As of December 31, 2018
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	630,113	-	630,113	411,431	-	411,431
Chilean Treasury bonds	1,209,483	-	1,209,483	913,041	-	913,041
Other government securities	43,633	-	43,633	27,612	-	27,612
Other local institutions financial instruments
Time deposits in local banks	59,998	-	59,998	185,501	-	185,501
Mortgage finance bonds	46	-	46	50	-	50
Chilean financial institutions bonds	11,325	-	11,325	-	-	-
Other local financial investments	5,178	-	5,178	5,979	-	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	644,073	-	644,073	769,693	-	769,693
Other foreign financial instruments	58,641	201,547	260,188	332,560	198,910	531,470
Investments not quoted in active markets
Corporate bonds	44	-	44	4,909	-	4,909
Other financial instruments	-	-	-	-	-	-
Totals	2,662,534	201,547	2,864,081	2,650,776	198,910	2,849,686

As of June 30, 2019, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$64,529 (MCh$178,671 as of December 31, 2018) (see Note 5).

As of June 30, 2019, financial investments available-for-sale portfolio includes unrealized gains of MCh$36.785 (MCh$23,456 as of December 31, 2018) presented under “Valuation accounts” in Equity. The distribution of the unrealized gains between attributable to equity holders and attributable to non-controlling interest is of MCh$28.202 as of June 30, 2019 (MCh$16,337 as of December 31, 2018) and MCh$8.583 as of June 30, 2019 (MCh$7,119 as of December 31, 2018), respectively.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 11 – Investment Instruments, continued

b. Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of June 30, 2019 and December 31, 2018 are detail as follows:

	As of June 30, 2019
	Amortized	Unrealized		Fair value
	cost	Gain	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	631,416	1,046	(2,349)	630,113
Chilean Treasury bonds	1,198,891	10,806	(214)	1,209,483
Other government securities	42,093	1,559	(19)	43,633
Other local institutions financial instruments
Time deposits in local banks	60,004	1	(7)	59,998
Mortgage finance bonds	45	1	-	46
Chilean financial institutions bonds	11,357	-	(32)	11,325
Other local financial investments	3,189	1,989	-	5,178
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	619,424	24,663	(14)	644,073
Other foreign financial instruments	57,831	810	-	58,641
Investments not quoted in active markets
Corporate bonds	41	3	-	44
Other financial instruments	-	-	-	-
Totals	2,624,291	40,878	(2,635)	2,662,534

	As of December 31, 2018
	Amortized	Unrealized		Fair value
	cost	Gain	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	411,223	533	(325)	411,431
Chilean Treasury bonds	911,596	2,458	(1,013)	913,041
Other government securities	28,131	-	(519)	27,612
Other local institutions financial instruments
Time deposits in local banks	185,468	70	(37)	185,501
Mortgage finance bonds	50	-	-	50
Chilean financial institutions bonds	-	-	-	-
Other local financial investments	4,001	1,978	-	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	329,136	5,801	(2,377)	332,560
Investments not quoted in active markets
Corporate bonds	4,924	5	(20)	4,909
Other financial instruments	-	-	-	-
Totals	2,627,320	35,350	(11,894)	2,650,776

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 12 – Investments in Companies

a.	As of June 30,2019 and December 31, 2018 detail of the investments in companies is presented below:

Company	As of June 30, 2019		As of December 31, 2018
	%	MCh$	%	MCh$
Nexus S.A.	12.9000	1,056	12.9000	1,056
Transbank S.A.	8.7200	3,616	8.7200	3,616
Combanc S.A.	8.1800	305	8.1800	305
Redbanc S.A.	2.5000	110	2.5000	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132	9.4000	132
Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
A.C.H Colombia (*)	4.2100	195	4.2100	192
Redeban Multicolor S.A. (*)	1.6000	240	1.6000	221
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	87	6.2056	80
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	162	2.4300	162
Servibanca - Tecnibanca (*) (**)	-	-	4.5300	951
Bolsa de Valores de Colombia (*)	0.6700	639	0.6700	547
Credibanco (*)	6.3662	2,152	6.3662	2,153
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	18	5.2630	18
Totals		9,724		10,555

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) During February 2019, 100% of the shares of the company was sold for MCh$1,818, generating a profit of MCh$1,028 recorded in net income (expense) from financial operations.

b.	During the six month periods ended June 30, 2019 and 2018, the Bank received dividends, according to the following detail:

	2019	2018
	MCh$	MCh$
Dividends received	1,116	1,486
Totals	1,116	1,486

c.	Movement on investments in companies for the six month period ended June 30, 2019 and December 31, 2018, is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Balances as of January 1,	10,555	10,412
Acquisition of investments	-	-
Sale of investments	(951)	(39)
Transfer to available for sale investments	-	-
Exchange differences	120	182
Totals	9,724	10,555

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 13 – Intangible Assets

a.	Composition of intangibles assets as of June 30,2019 and December 31, 2018 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated amortization	Net assets as of June 30, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	2	151,840	284,149	(124,306)	159,855
IT projects and licenses	6	1	12,614	42,595	(31,493)	11,090
Assets generated in business combination			1,448,859	1,556,320	(132,293)	1,424,026
- Goodwill			1,178,235	1,175,348	-	1,175,348
- Trademarks	10	7	37,002	53,962	(18,489)	35,473
- Customer relationship	12	9	69,259	91,107	(28,000)	64,230
- Core deposits	9	6	164,363	235,903	(85,804)	148,976
Other projects	10	-	494	3,645	(3,227)	418
Totals			1,613,807	1,886,709	(291,319)	1,595,390

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of December 31, 2018
	No.	No.	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,474,570	1,561,442	(112,583)	1,448,859
- Goodwill			1,169,243	1,178,235	-	1,178,235
- Trademarks	10	8	42,106	51,432	(14,430)	37,002
- Customer relationship	12	10	76,038	93,591	(24,332)	69,259
- Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494
Totals			1,605,234	1,870,867	(257,060)	1,613,807

b.	Movements on gross balances for intangible assets as of June 30, 2019 and December 31, 2018 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	21,931	-	-	-	-	21,931
Exchange differences	(961)	(6)	(2,235)	(2,887)	-	(6,089)
Balances as of June 30, 2019	284,149	42,595	380,972	1,175,348	3,645	1,886,709

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	58,085	111	-	-	-	58,196
Exchange differences	2,014	16	7,255	8,992	-	18,277
Balances as of December 31, 2018	263,179	42,601	383,207	1,178,235	3,645	1,870,867

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 13 – Intangible Assets, continued

c.	Movements on accumulated amortization of intangible assets for the six month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the period	(13,423)	(1,509)	(20,329)	(76)	(35,337)
Exchange differences	456	3	619	-	1,078
Balances as of June 30, 2019	(124,306)	(31,493)	(132,293)	(3,227)	(291,319)

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)
Balances as of December 31, 2018	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)

d.	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If indications exists, or when an impairment test is required, the Bank estimates the recoverable amount for the asset.

As of June 30, 2019 and December 31, 2018 there is no indication nor concrete evidence of impairment (see details in Note 32). As of the date of these Consolidated Financial Statements, there have been no events that require impairment to be recorded.

e.	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of June 30, 2019 and December 31, 2018. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 14 – Fixed Assets

a)	Fixed Assets

i)	Fixed assets as of June 30, 2019 and December 31, 2018 are broken down as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of June 30, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	43,065	8,009	(2,597)	5,412
Equipment	3	1	32,607	77,554	(50,523)	27,031
Others	3	2	19,892	48,193	(30,364)	17,829
- Furniture			9,373	27,408	(18,637)	8,771
- Others			10,519	20,785	(11,727)	9,058
Totals			95,564	133,756	(83,484)	50,272

	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of December 31, 2018
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
- Furniture			10,357	27,440	(18,067)	9,373
- Leased assets			-	28	(28)	-
- Others			11,911	22,780	(12,261)	10,519
Totals			130,579	196,474	(100,910)	95,564

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank’s fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

ii)	Movements on gross balances of fixed assets as of June 30, 2019 as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	710	2,979	607	4,296
Sales and/or retirements for the period	(76)	(118)	(599)	(793)
Reclasification to IFRS 16 (*)	(61,733)	-	-	(61,733)
Exchange differences	(54)	(468)	(180)	(702)
Others	3,319	(5,222)	(1,883)	(3,786)
Balances as of June 30, 2019	8,009	77,554	48,193	133,756

(*) Corresponds to improvements in leased properties which have been reclassified to assets for the right to use leased assets as a result of Circular N ° 3,465 issued by the SBIF on January 11, 2019 for adoption of IFRS 16 “Leases”. See Note 2 “Accounting Changes” and Note 15 “Assets for right of use and obligations for leases”.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 14 – Fixed Assets, continued

Movements on gross balances of fixed assets as of December 31, 2018 as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	6,207	16,253	2,296	24,756
Sales and/or retirements for the year	(14,010)	(2,334)	(3,187)	(19,531)
Reclasification to asset held for sale (**)	(45,123)	(101)	(101)	(45,325)
Exchange differences	288	1,547	467	2,302
Balances as of December 31, 2018	65,843	80,383	50,248	196,474

(**) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of said company, held on July 31, 2018. See Note 17 a).

(iii)	Movements on accumulated depreciation of fixed assets for six month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation of the period	(419)	(4,363)	(1,946)	(6,728)
Sales and/or disposals for the period	36	119	303	458
Exchange differences	9	339	130	478
Reclasification to asset held for sale (*)	24,813	-	-	24,813
Others	(4,258)	1,159	1,505	(1,594)
Impairment	-	(1)	-	(1)
Balances as of June 30, 2019	(2,597)	(50,523)	(30,364)	(83,484)

(*) Corresponds to Land and buildings which have been reclassified to assets for the right to use assets under lease as a result of Circular N ° 3,465 issued by the SBIF on January 11, 2019 by adoption of IFRS 16 “Leases”. See letter d) in this Note and Note 2 “Accounting Changes” and Note 15 “Assets for right of use and lease contracts liabilities”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation of the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or disposals for the year	6,796	2,237	2,429	11,462
Exchange differences	(883)	(987)	(705)	(2,575)
Reclasification to asset held for sale (**)	14,472	42	69	14,583
Impairment	-	(28)	-	(28)
Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)

(*) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors, on July 31, 2018. See Note 17 a).

iv)

The Bank and its subsidiaries have no restrictions on fixed assets as of June 30, 2019 and December 31, 2018. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owned by the Bank on fixed assets as of the aforementioned dates.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 15 - Assets for right of use and lease contracts liabilities

a)	Right of use asset under lease agrements

In accordance with Note 2 “Accounting Changes”, no comparative balances are presented as of December 31, 2018, because the “modified prospective” approach was applied for adoption purposes.

(i) The Bank mainly has lease contracts for its branches. The composition of the item as of June 30, 2019, is as follows:

	Years of useful life	Years of average remaining useful life	Net assets as of Junuary 1, 2019	Gross Balances	Accumulated depreciation	Net Assets as of June 30, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	5	5	176,795	182,562	(15,760)	166,802
Leasehold improvements	7	5	36,920	62,667	(26,148)	36,519
Totals			213,715	245,229	(41,908)	203,321

(ii) Movement on gross balances of right of use assets as of June 30, 2019 is as follows:

	Land and buildings	Leasehold improvements	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	176,795	61,733	238,528
Additions of the period	5,881	2,919	8,800
Disposals due to early termination	(1,816)	(1,947)	(3,763)
Inflation indexation adjustments	1,702	-	1,702
Exchange differences	-	(38)	(38)
Balances as of June 30, 2019	182,562	62,667	245,229

(iii) Movement on accumulated depreciation of right of use assets for the six month period ended June 30, 2019 is as follows:

	Land and buildings	Leasehold improvements	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	(24,813)	(24,813)
Depreciation of the period (*)	(15,602)	(3,714)	(19,316)
Disposals due to early termination	87	2,381	2,468
Exchange differences	(245)	(2)	(247)
Balances as of June 30, 2019	(15,760)	(26,148)	(41,908)

(*) See note 32 “Depreciation, amortization and impairment”.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 15 – Assets for right of use and obligations for leases, continued

b)	Lease contracts liabilities

(i) As of June 30, 2019, the lease contracts liabilities are as follows:

As of June 30, 2019
Mch$
Lease contracts liabilties	168,133
Total	168,133

The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract.

(ii) Below is the movement of the period of the obligations for lease liabilities and flows of the period:

For the six month period ended June 30,
MCh$
Balances as of January 1, 2019	176,795
Additions due to new contracts	6,602
Disposals due to early termination	(1,689)
Interest expenses	2,035
Inflation indexation adjustments	1,702
Capital and interest payments	(17,312)
Balances as of June 30, 2019	168,133

(iii)	The following table presents a maturitie analysis for obligation for lease liabilities:

As of June 30, 2019
MCh$
Within 1 year	32,096
After 1 year but within 2 years	26,899
After 2 years but within 3 years	24,588
After 3 years but within 4 years	21,991
After 4 years but within 5 years	19,168
After 5 years	43,391
Total	168,133

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of June 30, 2019 was MCh$130.371 (MCh$121,938 as of December 31, 2018), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of June 30, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	74,447	-	60,702	133,149	68,094	2,161	52,874	123,129
Current tax liabilities	-	-	-	-	(528)	-	(663)	(1,191)
Totals net	74,447	-	60,702	133,149	67,566	2,161	52,211	121,938

(*) Corresponds to the subsidiary located in New York.

a.2) Details of current tax items by geographical area

	As of June 30, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27%	(8,246)	-	(4,659)	(12,905)	(81,487)	-	(14,273)	(95,760)

Deductions:
Monthly provisional payments	21,278	-	12,618	33,896	21,424	-	1,544	22,968
Tax credit for training costs	-	-	-	-	800	-	-	800
Tax credit for donations	377	-	-	377	745	-	-	745
Other taxes to be recovered (**)	59,038	-	52,743	111,781	126,084	2,161	64,940	193,185
Totals	72,447	-	60,702	133,149	67,566	2,161	52,211	121,938

(*) Corresponds to the subsidiary located in New York.

(**)The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed profits with reimbursement right, among others.

b) Effect on income

The tax expense for the six month periods ended June 30, 2019 and 2018 is comprised of the following items:

	For the six month periods ended June 30,
	2019	2018
	MCh$	MCh$
Income tax expense
Income tax for the year	(13,072)	(53,534)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the year	16	30,970
Subtotals	(13,056)	(22,564)
Others	302	(503)
Net (debit) credit to income taxes	(12,754)	(23,067)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	60

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes, continued

c) Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of June 30, 2019 and as of December 31, 2018.

Nominal tax rates by geographic area	2019	2018
	Rate	Rate
Chile	27.0%	27.0%
Colombia	37.0%	40.0%
United States	21.0%	21.0%

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the six month periods ended June 30,
	2019		2018
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	26,863	27.00	33,589
Effect subsidiary rates Colombia (**)	2.80	2,785	(0.43)	(535)
US and Panama income tax	2.16	2,147	1.84	2,284
Monetary correction over tax based equity	(12.13)	(12,071)	(9.57)	(11,91)
Variation of exchange rate investment Colombia	(6.18)	(6,149)	11.54	14,352
Rate change effect Colombia	(1.66)	(1,647)	0.31	391
Effect subsidiary rates New York (*)	(0.14)	(138)	(0.18)	(221)
Colombia Business Credit	-	-	(8.11)	(10,084)
CVA	-	-	(6.10)	(7,586)
Other adjustments (**)	0.97	964	2.24	2,787
Effective tax rate	12.82	12,754	18.54	23,067

(*)This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**)These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

d) Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the six month periods ended June 30,
	2019	2018
	MCh$	MCh$
Available for sale investments	(3,762)	462
Net investment in foreign operations hedge	(1,938)	13,933
Cash flows hedge	2,626	432
Totals in other comprehensive income	(3,074)	14,827

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the six month periods ended June 30,
	2019	2018
	MCh$	MCh$
Income taxes related to defined benefits obligations	909	92
Totals in other comprehensive income	909	92

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	61

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes, continued

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of June 30, 2019			As of December 31, 2018
	Assets (*)	Liabilities (*)	Net	Assets (*)	Liabilities (*)	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	94,279	9,185	103,464	109,925	-	109,925
Miscellaneous provisions	68,338	1,731	70,069	51,033	-	51,033
Tax losses	19,585	31,992	51,577	62,685	-	62,685
Lease division and others	12,904	3,369	16,273	19,261	-	19,261
Net tax value of amortizable assets	15,156	-	15,156	14,731	-	14,739
Provision associated with staff	11,545	2,489	14,034	18,220	(155)	18,065
Interest and re-adjustments overdue portfolio	7,580	-	7,580	7,377	-	7,377
Mark to market of financial instruments	(14,514)	(13,783)	(28,297)	(26,278)	138	(26,140)
Lease effect under IFRS 16	261	1,047	1,308	-	-	-
Price difference not accrued	250	-	250	288	-	288
Itaú-Corpbanca business combination	(16,597)	(40,557)	(57,154)	(61,521)	-	(61,521)
Depreciation of plants and equipment	44,873)	2,429	(42,444)	(42,581)		(42,581)
Others	2,068	(541)	1,527	1,451	(454)	997
Totals assets (liabilities) for deferred taxes	155,982	(2,639)	153,343	154,599	(471)	154,128

(*) Presentation of the deferred taxes is in accordance to the requirements established by IAS 12 “Income Tax” as instructed by the SBIF, this generates that assets and liabilities appear with opposite sign in the table.

e.2) Deferred taxes by geographic area:

	As of June 30, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	139,919	16,063	-	155,982	133,375	16,519	4,705	154,599
Deferred tax liabilities	(16)	-	(2,623)	(2,639)	-	-	(471)	(471)
Totals by geographic area, net	139,903	16,063	(2,623)	153,343	133,375	16,519	4,234	154,128

(*) Corresponds to the subsidiary located in New York.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of June 30, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	94,133	146	9,185	103,464	101,258	155	8,512	109,925
Miscellaneous provisions	64,835	3,676	1,558	70,069	43,824	3,843	3,366	51,033
Tax losses	8,796	10,789	-	19,585	2,460	11,034	49,191	62,685
Lease division and others	12,904	-	3,369	16,273	9,422	-	9,839	19,261
Net tax value of amortizable assets	15,156	-	-	15,156	14,739	-	-	14,731
Provision associated with staff	11,429	116	2,489	14,034	13,871	139	4,055	18,065
Interest and readjustments overdue portfolio	7,580	-	-	7,580	7,377	-	-	7,377
Mark to market of financial instruments	(14,631)	-	18,326	3,695	(6,091)	-	(20,049)	(26,140)
Lease effect under IFRS 16	261	-	1,047	1,308	-	-	-	-
Price difference not accrued	250	-	-	250	288	-	-	288
Itaú-Corpbanca business combination	(16,684)	-	(40,470)	(57,154)	(16,613)	-	(44,908)	(61,521)
Depreciation of plants and equipment	(44,873)	-	2,429	(42,444)	(37,513)	-	(5,068)	(42,581)
Others	747	1,336	(556)	1,527	353	1,348	(704)	997
Totals assets (liabilities), net	139,903	16,063	(2,623)	153,343	133,375	16,519	4,234	154,128

(*) Corresponds to the subsidiary located in New York.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	62

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 17 – Other Assets

a.	As of June 30, 2019 and December 31, 2018 composition of Other assets is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Assets for leasing (1)	22,611	33,991
Assets received or awarded in lieu of payment (2)	16,399	29,236
Assets received in lieu of payment	48,059	62,476
Provisions for assets received in lieu of payment or awarded	(36,837)	(36,244)
Assets awarded at judicial auction	5,177	3,004
Other assets	462,683	498,208
Deposits in guarantee	8,673	3,766
Accounts and notes receivable (3)	115,027	135,793
Rigth of intermediation operations	67,800	63,816
Assets recovered from leasing for sale	3,663	5,368
Rentals paid in advance (4)	5,231	5,698
Fixed assets held for sale (6)	23,225	30,742
Prepaid expenses (5)	20,206	19,674
Collateral for financial transactions	172,424	181,891
IVA tax credit	6,854	4,573
Other assets	39,580	46,887
Totals	501,693	561,435

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.5% as of June 30, 2019 (0.1% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial values of these assets compared to their realizable value, when the last is lower.

(3) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 33, letter b)

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

b.	Movements on the provision for assets received in lieu of payment or awarded for the six month period ended Junio 30, 2019 and year ended on December 31, 2018 are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Balances as of January 1,	(36,244)	(19,613)
Provisions released	9,026	22
Provisions established	(10,184)	(16,132)
Exchange differences	565	(521)
Balances at the end of the period,	(36,837)	(36,244)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	63

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 18 – Deposits and Other Demand Liabilities and Time Deposits

a.	As of june 30,2019 and December 31, 2018 deposits and other demand liabilities are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Checking accounts	2,603,462	2,570,436
Other deposits and demand accounts	1,512,805	1,396,573
Advance payments received from customers	54,049	79,801
Other demand liabilities	246,467	253,665
Totals	4,416,783	4,300,475

b.	As of June 30, 2019 and December 31, 2018 the composition of deposits and other time deposits is as follow:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Time deposits	10,143,786	10,093,703
Time savings accounts	23,358	27,156
Other time liabilities	230	252
Totals	10,167,374	10,121,111

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 19 – Interbank Borrowings

a.	As of June 30, 2019 and December 31, 2018 interbank borrowings are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Loans obtained from local financial institutions
Banco Chile	100,014	-
Scotiabank	60,008	-
Banco BTG Pactual Chile	15,002	5,863
HSBC Bank Chile	5,001	-
Subtotals	180,025	5,863
Loans from Financial Institutions abroad
Wells Fargo Bank, N.A.	182,766	209,615
Citibank N.A.	163,389	118,975
Credicorp Capital SASAF	155,149	175,326
IFC Corporación Financiera Internacional	143,154	145,817
Sumitomo Mitsui Banking Corporation	133,338	242,883
Standard Chartered Bank	131,220	68,169
Bank of America, N.A.	129,412	153,546
BNP Paribas	122,953	91,072
Bank of Montreal	103,927	106,586
Bancoldex S.A. (Colombia)	70,123	80,394
BBVA Asset Management Continental S.A. (Perú)	68,564	73,481
Banco Crédito del Perú	67,873	90,022
Commerzbank A.G.	66,295	75,032
Bank of Nova Scotia	65,565	65,802
Corporación Financiera de Desarrollo S.A (Cofide)	50,726	-
Scotia Fondos Sociedad Administradora de Fondos S.A.	45,777	108,979
Corporación Andina de Fomento	42,347	140,273
HSBC USA	42,158	43,214
Findeter S.A. Financiera del Desarrollo Territorial	38,387	38,364
Interfondos S.A. Sociedad Administradora de Fondos	37,444	45,149
Banco Latinoamericano de Exportación	32,957	52,817
Apple Bank for Saving	31,037	18,147
Mizuho Corporate Bank	31,024	31,763
Cobank C.B.	30,063	33,850
Fondos SURA SAF S.A.C.	13,875	2,827
Ing Bank NV	13,197	30,874
Bancaribe Curacao Bank N.V.	12,416	12,694
La Caixa	12,392	-
Export Development Canada	10,943	11,199
Banco de Bogotá	5,431	8,560
China Construction Bank	5,034	5,155
Shanghai Commercial & Savings Bank	2,191	2,244
The Export-IM Apple Bank for Saving	2,191	2,244
Bayern Landesbank	2,191	2,237
Banco República	1,745	1,805
Scotiabank Perú S.A	-	1,457
Other Banks	37,450	67,288
Subtotals	2,104,704	2,321,860
Totals	2,284,729	2,327,723

b. Interbank borrowings by maturity are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	1,643,362	1,829,814
After 1 year but within 2 years	397,727	319,870
After 2 years but within 3 years	15,989	17,595
After 3 years but within 4 years	151,231	77,993
After 4 years but within 5 years	14,333	11,644
After 5 years	62,087	70,807
Totals	2,284,729	2,327,723

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	65

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 20 – Debt Instruments Issued and Other Financial Liabilities

As of June 30, 2019 and December 31, 2018 composition of debt instruments issued and other financial liabilities is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	46,975	53,463
Senior bonds	5,471,457	4,882,341
Subordinated bonds	1,053,972	1,074,320
Subtotals	6,572,404	6,010,124
Other financial liabilities
Liabilities with the public sector	10	10
Borrowings from local financial institutions	11,947	12,390
Foreign borrowings	-	-
Subtotals	11,957	12,400
Totals	6,584,361	6,022,524

Debts classified as short term are those that constitute demand obligations or will expire within a year.

All other debts are classified as long-term. Detail is as follows:

	As of June 30, 2019
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,920	38,055	46,975
Senior bonds	767,829	4,703,628	5,471,457
Subordinated bonds	-	1,053,972	1,053,972
Debt instruments issued	776,749	5,795,655	6,572,404
Other financial liabilities	11,957	-	11,957

	As of December 31, 2018
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	10,434	43,029	53,463
Senior bonds	661,715	4,220,626	4,882,341
Subordinated bonds	22,209	1,052,111	1,074,320
Debt instruments issued	694,358	5,315,766	6,010,124
Other financial liabilities	12,400	-	12,400

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	66

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of June 30, 2019 and December 31, 2018.

a.	Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	8,920	10,434
After 1 year but within 2 years	7,240	7,612
After 2 years but within 3 years	6,459	7,092
After 3 years but within 4 years	6,076	6,516
After 4 years but within 5 years	5,478	5,908
After 5 years	12,802	15,901
Totals	46,975	53,463

b.	Senior bonds

Details for senior bonds, by currency, are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Bonds in UF	4,101,806	3,568,532
Bonds in CLP	415,797	416,116
Bonds in USD	514,954	529,363
Bonds in COP	438,900	368,330
Totals	5,471,457	4,882,341

Detail of maturities for senior bonds is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	767,829	661,715
After 1 year but within 2 years	514,897	637,595
After 2 years but within 3 years	240,147	216,695
After 3 years but within 4 years	418,543	446,323
After 4 years but within 5 years	601,039	276,047
After 5 years	2,929,002	2,643,966
Totals	5,471,457	4,882,341

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the six month period ended on June 30, 2019:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years & 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years & 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years & 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years & 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years & 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years & 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years & 5 months	2% annual	05/07/2019	10/09/2030
Totals		15,500,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE A36	COP	163,035,000,000	3 years	6.13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2.86% annual	05/21/2019	05/21/2024
Totals		350,000,000,000
Senior bonds issued during the year ended December 31, 2018:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years & 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years & 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years & 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years & 5 months	3% annual	06/05/2018	07/01/2025
Totals		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years & 5 months	5% annual	04/13/2018	09/01/2022
Totals		70,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years & 6 months	1.20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2.91% annual	11/22/2018	11/01/2022
Totals		314,176,000,000

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	68

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

c.	Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Bonds in UF	95,473	95,599
Bonds in CLP	788,214	781,925
Bonds in COP	170,285	196,796
Totals	1,053,972	1,074,320

Detail of maturities for subordinated bonds is as follows:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	-	22,209
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	38,691	18,604
After 4 years but within 5 years	117,144	22,484
After 5 years	898,137	1,011,023
Totals	1,053,972	1,074,320

For the six month period ended June 30, 2019 and for the year ended on December 31, 2018 no issuance of subordinated bonds took place.

d.	Other financial obligations

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	-	-
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	-	-
After 4 years but within 5 years	-	-
After 5 years	-	-
Totals financial liabilities	-	-
Short-term financial liabilities
Amounts due to credit card transactions	11,947	12,390
Others	10	10
Totals other financial liabilities	11,957	12,400

As of June 30, 2019 and December 31, 2018, the Bank has not incurred in any default in payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	69

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 21 - Provisions

Provisions disclosed in liabilities as of June 30, 2019 and December 31, 2018 present the following detail:

	As of June 30, 2019	As of December 31, 2018

	MCh$	MCh$
Provisions for personnel salaries and expenses	82,926	99,945
Provisions for mandatory dividends	24,257	51,614
Provisions for contingent loans risk (a)	46,559	55,290
Provisions for contingencies (b)	22,343	24,238
Provisions for country risk	5,745	6,083
Totals	181,830	237,170

(a) See Note 23, letter b

(b) Includes additional provisions for MCh$6,742.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 22 - Other Liabilities

As of June 30, 2019 and December 31, 2018 composition of this item is as follows:

	As of June 30, 2019	As of December 31, 2018

	MCh$	MCh$
Accounts and notes payable (1) (2)	338,049	274,616
Collateral for financial transactions	72,057	91,223
Payables due to brokerage transactions	52,082	72,298
Other liabilities	36,920	48,135
VAT and other monthly taxes	19,665	17,557
Deferred fees	8,535	8,604
Unearned income (3)	5,398	9,089
Dividends payable	699	270
Totals	533,405	521,792
(1)

Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

(2)	As of December 31, 2018 it includes MCh$5,985 correspondent to a penalty fee payable to the former SBIF (currently CMF).
(3)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance to applicable regulations.

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Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities

a)	Lawsuits and Legal Proceedings

As of the date of issuance of these consolidated financial statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$527 and MCh$956 as of June 30, 2019 and December 31, 2018, respectively have been recorded in the Consolidated Financial Statements.

Other lawsuits

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$25,345 as of June 30, 2019 and MCh$26,995 as of December 31, 2018. However, in Management’s opinion based on reports from the Legal Division as of June 30, 2019, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these consolidated financial statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$32,600 as of June 30, 2019 (MCh$32,375 as of December, 31 2018). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$417 as of June 30, 2019 (MCh$152 as of December 31, 2018).

b)	Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was be renamed “Itaú Corpbanca” and took place on April 1, 2016.

Additionally, the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Corpbanca Colombia. The purchase of those shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement.

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (SBIF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities, continued

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Purchase of Itaú Corpbanca Colombia shares (participation held by Helm LLC and KSHC)

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (here on the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade and Itaú Corpbanca Colombia (here on collectively the “Defendants”). Helm LLC (“Helm”) alleged the defendant (i) breach the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 which applies to Itaú Corpbanca Colombia, a subsidiary of Itaú Corpbanca, and (ii) the Transaction Agreement dated January 29, 2014, as amended, which regulates the merger between Banco Itaú Chile and Corpbanca, through which Itaú Corpbanca was created and the potential acquisition by Itaú Corpbanca of CorpGroup of certain shares in Itaú Corpbanca Colombia. During the course of this process, Helm demanded that Itaú Corpbanca and CorpGroup carry out the acquisition of their shares in Itaú Corpbanca Colombia at the same price agreed with CorpGroup in the Transaction Agreement, by which (at an interest rate of 9% per annum as of January 29, 2014) it would have amounted approximately to US$850 million.

On February 28, 2019, the ICC Court rejected the Helm lawsuit and ordered Helm to sell its shares in Itaú Corpbanca Colombia (“the transaction”), which represent 19.44% of the share capital of Itaú Corpbanca Colombia, to the Defendants at an approximate price of US$299 million (which includes interest at LIBOR plus 2.7% per annum as of April 1, 2016).

The Bank intends to acquire these shares from Helm. The approximate price of US$299 million implies an increase on the book value of 1.36 per share of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in the financial statements of Itaú Corpbanca. The acquisition, once perfected, will result in an estimated impact of 0.82% on Tier 1 capital (Common Equity Tier 1 capital, CET 1) of Itaú Corpbanca, on a full basis (“fully loaded”), according to the Basel III standards (using exchange rates as of February 28, 2019).

Considering that the purchase of these shares is subject to prior authorization from the Superintendence of Banks and Financial Institutions, today the Commission for the Financial Market, and the Central Bank of Chile. In this context, on March 11, 2019, the Bank has formally requested to the regulator to authorize the purchase of the shares from Helm corresponding to 19.44% as indicated above and also to Kresge Stock Holdings Company Inc (KSHC) for 1.38% of the equity of Itaú Corpbanca Colombia, respectively, as part of the shareholders’ agreement in Colombia. Both Helm LLC and KSCH are part of the shareholders’ agreement referred to above.

On May 29, 2019, the CMF authorized the Bank to acquire the participation held by Helm LLC and KSHC over Itaú Corpbanca Colombia of 19.44% and 1.38%, respectively.

Additionally, Itaú Corpbanca requested authorization to proceed with the transaction aforementioned to the Financial Superintendence of Colombia (“SFC”), which is still pending of aproval. Moreover, the transaction is also subject to the approval of the Central Bank of Brazil (“BACEN”), Itaú Unibanco Holding requested approval to the regulator, which is also pending of response.

The authorization of regulators in Chile and Colombia, as well as in Brazil, is a required in order to carry out this transaction, and therefore the acquisition of non-controlling interest and the corresponding obligation will be reflected in the Consolidated Financial Statements once all the regulators approve the transaction.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities, continued

MCC S.A. Corredores de Bolsa acquisition

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones GASA Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding SA, Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding SA assumed the obligation to transfer Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC S.A. Corredores de Bolsa (“MCC”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of operations.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of MCC, including certain companies related to MCC, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of MCC by Itaú Corpbanca is subject to obtain the corresponding approval of the CMF.

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses, It should be noted that these placements are not recognized in the balance sheet in accordance with current accounting provisions:

	Contingent loans		Provisions (*)
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	434,524	411,023	4,147	3,139
Confirmed foreign letters of credit	83,578	95,476	315	294
Letters of credit issued	1,319,424	1,286,805	8,872	9,231
Available on demand credit lines	2,437,307	2,143,333	9,943	9,767
Other credit commitments	1,241,386	1,447,277	23,282	32,859
Totals	5,516,219	5,383,914	46,559	55,290

(*) See Note 21, letter b.

d)  Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Third party operations
Collections	14,058	17,030
Transferred financial assets managed by the Bank	1,124,453	1,101,327
Third party funds under management	2,345,964	2,306,154
Subtotals	3,484,475	3,424,511
Custody of securities
Securities held in custody	5,649,288	5,896,162
Securities held in custody deposited in other entities	370,045	315,347
Securities issued by the Bank held in custody	137,722	148,193
Subtotals	6,157,055	6,359,702
Commitments
Others	—	—
Subtotals	—	—
Totals	9,641,530	9,784,213

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities, continued

e)	Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-12-2019	04-12-2020	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	04-23-2019	04-23-2020	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2019	04-22-2020	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2019	04-22-2020	10,000	Comisión para el Mercado Financiero

In addition, the company has contracted the following fidelity guarantee insurance policy:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	05-31-2019	05-31-2020	5,000 and 10,000	Bolsa Electrónica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$16,580 as of June 30, 2019 (MCh$12,621 as of December 31, 2018).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, the company granted a bank guarantee certificate from Itaú Corpbanca for an amount of UF 10,000 expiring on June 20, 2020, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager.

As of June 30, 2019, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$5,306 (MCh$5,042 as of December 31, 2018).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities, continued

Itaú Administradora General de Fondos S.A.

Below are the documented guarantees that Itau Corpbanca Administradora General de Fondos S.A. keeps current to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payments of labor and social obligations with the contractor’s workers:

Entity	From	To	Amount (UF)	Amount (Mch$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15.000	-	Corporación de Fomento de la Producción Corfo.
Banco Santander Chile	08-14-2017	08-30-2021	500	-	Corporación de Fomento de la Producción Corfo.
Itaú Administradora General de Fondos S.A	01-10-2019	01-10-2020	920.341	-	Itaú Administradora General de Fondos S.A
Itaú Corpbanca	06-27-2019	07-01-2020	-	50	Ferrocarriles del Estado

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity

a.	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of June 30, 2019 and December 31, 2018 the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

Common shares
	As of June 30, 2019	As of December 31, 2018
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	-	-
Issuance of shares pending payment	-	-
Repurchase of own shares	-	-
Sale of own shares	-	-
Totals	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of June 30, 2019 and December 31, 2018 the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the six month period ended June 30, 2019 and the year ended on December 31, 2018 there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of June 30, 2019 and December 31, 2018 is as follows:

	Shares
Company name or shareholder name	As of June 30, 2019		As of December 31, 2018
	No. shares	Ownership %	No. shares	Ownership %
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SPA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA (1)	3,651,555,020	0.71%	3,651,555,020	0.71%

Saieh Family	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	10,266,690,535	2.00%	10,266,690,535	2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Stoke Brokers	64,971,038,617	12.68%	55,932,422,813	10.92%
ADR holders and foreign investors	47,468,949,229	9,26%	55,163,474,593	10,77%
Domestic Institutional Investors	26,397,868,868	5.15%	27,523,706,571	5.37%
Other minority shareholders	14,748,409,585	2,88%	14,966,662,322	2,92%

Totals	512,406,760,091	100%	512,406,760,091	100%
(1)	Shares in custody
(2)	Includes 508,721,981 shares in custody of a third party as of June 30, 2019 (640.844.096 as of December 31, 2019)

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity, continued

b.	Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019 the shareholders agreed to distribute profits for MCh$51,614 representing 30% of the profits for 2018.

A the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 27, 2018 the shareholders agreed to distribute profits for MCh$22,979, representing 40% of the 2017 profits.

Exercise	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	No.	$
Year 2018 (Shareholders Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073
Year 2017 (Shareholders Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485

As of June 30, 2019 and December 31, 2018 and for the six month period ended on June 30, 2019 and for the year ended December 31, 2018:

	As of June 30, 2019		As of December 31, 2018
Basic earning and diluted earning	Number of shares	Amount	Number of shares	Amount
	Millons	MCh$	Millons	MCh$
Basic earnings per share
Net income for the period		80,857		172,047
Weighted average number of outstanding shares	512,407		512,407	-
Assumed convertible debt conversion	-		-	-
Adjusted number of outstanding shares	512,407		512,407	-
Basic earnings per share (Chilean pesos)		0,158		0.336
Diluted earnings per share
Net income for the period		80,857		172,047
Weighted average number of outstanding shares	512,407		512,407
Dilutive effects
Assumed convertible debt conversion	-		-	-
Conversion of common shares	-		-	-
Options rights	-		-	-
Adjusted number of shares	512,407		512,407
Diluted earnings per share (Chilean pesos)		0,158		0.336

For the six month period ended June 30, 2019 and for the year ended on December 31, 2018, there were no dilutive effects.

c.	Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or any impairment.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity, continued

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

The following are the equity effects and income taxes for six month period ended June 30, 2019 and for the year ended on December 31, 2018:

As of June 30, 2019	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2019	16,337	5,559	29,403	(19,119)	(3,236)	28,944
Effects for the year	11,865	(12,311)	9,756	(9,988)	(1,449)	(2,127)
Balances as of June 30, 2019	28,202	(6,752)	39,159	(29,107)	(4,685)	26,817

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2019	(6,375)	(280)	(7,746)	-	689	(13,712)
Effects for the year	(3,253)	2,659	(1,938)	-	602	(1,930)
Balances as of June 30, 2019	(9,628)	2,379	(9,689)	-	1,291	(15,642)

Net balances as of June 30, 2019	18,574	(4,373)	29,475	(29,107)	(3,394)	11,175

As of December 31, 2018	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Effects for the year	(255)	11,289	(35,338)	38,366	(500)	13,562
Balances as of December 31, 2018	16,337	5,559	29,403	(19,119)	(3,236)	28,944

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	-	718	(20,117)
Effects for the year	(1,438)	(1,669)	9,541		(29)	6,405
Balances as of December 31, 2018	(6,375)	(280)	(7,746)	-	689	(13,712)

Net balances as of December 31, 2018	9,962	5,279	21,657	(19,119)	(2,547)	15,232

d.	Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of June 30, 2019 and December 31, 2018, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of June 30, 2019 and December 31, 2018.

e.	Retained earnings from prior years

Corresponds to profits for the year ended on December 31, 2018 and 2017 not distributed to shareholders for a total of MCh$156,342 as of June 30, 2019 and MCh$35,909 as of December 31, 2018.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity, continued

f.	Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of and for the six month period ended on June 30, 2019

				Other comprehensive income (loss)
Subsidiary	Non-controlling interest	Equity	Net income	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20,000%	366	46	-	-	-	-	-	-	-	46
Banco Itaú Corpbanca Colombia S.A. and subsidiaries	33,721%	226,925	5,836	1,803	(2,682)	-	179	(737)	235	(1,672)	4,164
Totals		227,291	5,882	1,803	(2,682)	-	179	(737)	235	(1,672)	4,210

As of and for the year ended December 31, 2018

				Other comprehensive income (loss)
Subsidiary	Non-controlling interest	Equity	Net income	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20,000%	409	15	-	-	-	-	-	-	-	15
Banco Itaú Corpbanca Colombia S.A. and subsidiaries	33,721%	222,672	4,776	(841)	10,244	(1,195)	-	(254)	374	8,328	13,104
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.) (*)	0,000%	-	8	-	-	-	-	-	-	-	8
Totals		223,081	4,799	(841)	10,244	(1,195)	-	(254)	374	8,328	13,127

(*) On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

The following table shows the non-controlling interest movements for the six month period ended June 30, 2019 and for the year ended on December 31, 2018

	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$
Balances as of January 1,	223,081	209,954
Comprehensive income (loss) for the year	4,210	13,127
Balances for the period ended	227,291	223,081

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	80

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity, continued

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity name	Country	Ownership percentage	Non-controlling interest	Main business
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	66.28%	33.72%	Banking

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

Statements of Financial Position summary	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$

Current assets	1,760,729	4,679,588
Current liabilities	(1,336,380)	(3,523,186)
Net current assets (liabilities)	424,349	1,156,402

Non-current assets	489,748	1,664,700
Non-current liabilities	(689,773)	(2,160,781)
Net non-current assets (liabilities)	(200,025)	(496,081)

Total net assets (liabilities)	224,324	660,321

Accumulated non-controlling interest	226,925	222,672

	For the six month periods ended June 30,
Statements of Income summary	2019	2018
	MCh$	MCh$
Interest income	256,019	267,336
Income (loss) for the period	17,342	1,946
Non-controlling interest income (loss)	5,836	650

	For the six month periods ended June 30,
Statements of Cash Flows summary	2019	2018
	MCh$	MCh$
Net cash flows provided by (used in) operating activities	(471,263)	338,878
Net cash flows provided by (used in) investing activities	34,762	(23,573)
Net cash flows provided by (used in) financing activities	581,413	(140,796)
Net increase (decrease) in cash flows	144,912	174,509

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	81

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 24 – Equity, continued

g. Consolidated comprehensive income for the period

	For the three month periods ended June 30,
	2019			2018
Items	Equity holders of the Bank	Non- controlling interest	Totals	Equity holders of the Bank	Non- controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the year	52,605	3,468	56,073	57,937	367	58,304

Other comprehensive income (loss) before income taxes
Available for sale investments	11,976	1,362	13,338	(8,658)	(1,129)	(9,787)
Net investment in foreign operations hedges	6,980	(480)	6,500	(26,719)	(829)	(27,548)
Cash flow hedges	(3,088)	179	(2,909)	(4,254)	-	(4,254)
Exchange differences	(8,491)	(2,630)	(11,121)	29,272	8,048	37,320
Defined benefits obligations	(1,447)	(737)	(2,184)	(92)	(46)	(138)
Subotals	5,930	(2,306)	3,624	(10,451)	6,044	(4,407)
Income taxes
Available for sale investments	(3,396)	(446)	(3,843)	2,044	169	2,213
Net investment in foreign operations hedges	160	139	299	7,727	484	8,211
Cash flows hedges	(1,938)	-	(1,938)	-	-	-
Defined benefits obligations	776	(33)	743	1,149	-	1,149
Obligation on defined benefits	602	306	909	24	13	37
Subtotals	(3,796)	(34)	(3,830)	10,944	666	11,610
Comprehensive income (loss) for the year	54,739	1,128	55,867	58,430	7,077	65,507

	For the six month periods ended June 30,
	2019			2018
Items	Equity holders of the Bank	Non- controlling interest	Totals	Equity holders of the Bank	Non- controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the year	80,857	5,882	86,739	100,697	638	101,335

Other comprehensive income (loss) before income taxes
Available for sale investments	11,865	1,803	13,668	(4,179)	(1,247)	(5,426)
Net investment in foreign operations hedges	9,756	-	9,756	(50,695)	639	(50,056)
Cash flow hedges	(12,311)	179	(12,132)	(1,599)	-	(1,599)
Exchange differences	(9,988)	(2,682)	(12,670)	57,733	17,113	74,846
Defined benefits obligations	(1,449)	(737)	(2,186)	(232)	(117)	(349)
Subotals	(2,127)	(1,437)	(3,564)	1,028	16,388	17,416
Income taxes
Available for sale investments	(3,253)	(509)	(3,762)	454	8	462
Net investment in foreign operations hedges	-	-	-	13,965	(32)	13,933
Cash flows hedges	(1,938)	-	(1,938)	-	-	-
Defined benefits obligations	2,659	(33)	2,626	432	-	432
Obligation on defined benefits	602	307	909	61	31	92
Subtotals	(1,930)	(235)	(2,165)	14,912	7	14,919
Comprehensive income (loss) for the year	76,800	4,210	81,010	116,637	17,033	133,670

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	82

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a.	The composition of interest income, including the effects related to hedge accounting, for the three and six month periods ended June 30, 2019 and 2018, is as follows:

	For the three month periods ended June 30,
	2019				2018
Interest income	Interest	Inflation indexation adjustments	Prepayment fees	Totals	Interest	Inflation indexation adjustments	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,289	-	-	1,289	1,184	(7)	-	1,177
Interbank loans	1,330	-	-	1,330	1,302	-	-	1,302
Commercial loans	205,856	50,354	625	256,835	194,248	28,193	618	223,059
Mortgage loans	48,626	46,784	383	95,793	47,460	26,021	226	73,707
Consumer loans	94,083	68	881	95,032	92,355	(119)	667	92,903
Financial investments	25,779	3,933	-	29,712	28,223	5,136	-	33,359
Other interest income	4,275	681	-	4,956	1,976	4,349	-	6,325
Gain (loss) from hedge accounting	(13,446)	-	-	(13,446)	(3,529)	-	-	(3,529)
Totals	367,792	101,820	1,889	471,501	363,219	63,573	1,511	428,303

	For the six month periods ended June 30,
	2019				2018
Interest income	Interest	Inflation indexation adjustments	Prepayment fees	Totals	Interest	Inflation indexation adjustments	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	2,492	1	-	2,493	2,064	(3)	-	2,061
Interbank loans	2,883	-	-	2,883	2,052	-	-	2,052
Commercial loans	404,990	50,892	4,258	460,140	385,229	53,220	1,893	440,342
Mortgage loans	96,460	46,876	788	144,124	93,797	48,784	455	143,036
Consumer loans	187,050	68	1,544	188,662	182,823	146	1,201	184,170
Financial investments	48,196	3,578	-	51,774	53,005	10,873	-	63,878
Other interest income	8,170	680	-	8,850	4,046	4,365	-	8,411
Gain (loss) from hedge accounting	(1,606)	-	-	(1,606)	(6,104)	-	-	(6,104)
Totals	748,635	102,095	6,590	857,320	716,912	117,385	3,549	837,846

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	83

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 25 – Interest Income and Interest Expense

b.	Is of interest expenses and inflation adjustments including the effect related o hedge accounting, for the three and six month periods ended June 30, 2019 and 2018, is as follows:

	For the three month periods ended June 30,
	2019			2018
Interest expense	Interest	Inflation indexation adjustments	Totals	Interest	Inflation indexation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(13,571)	(85)	(13,656)	(12,058)	(41)	(12,099)
Obligations under repurchase agreements	(9,341)	-	(9,341)	(6,891)	-	(6,891)
Time deposits and other time liabilities	(93,115)	(4,267)	(97,382)	(93,633)	(3,834)	(97,467)
Interbank borrowings	(19,711)	-	(19,711)	(16,375)	(47)	(16,422)
Debt instruments issued	(53,647)	(58,620)	(112,267)	(49,382)	(31,243)	(80,625)
Other financial liabilities	(119)	-	(119)	(162)	-	(162)
Lease contracts liabilities	(993)	-	(993)	-	-	-
Other Interest expense	(40)	(1,082)	(1,122)	(166)	(1,164)	(1,330)
Gain (loss) from hedge accounting	9,073	-	9,073	2,027	-	2,027
Totals	(181,464)	(64,054)	(245,518)	(176,640)	(36,329)	(212,969)

	For the six month periods ended June 30,
	2019			2018
Interest expense	Interest	Inflation indexation adjustments	Totals	Interest	Inflation indexation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(24,660)	(98)	(24,758)	(24,305)	(79)	(24,384)
Obligations under repurchase agreements	(16,517)	-	(16,517)	(14,062)	-	(14,062)
Time deposits and other time liabilities	(183,982)	(4,166)	(188,148)	(188,278)	(8,307)	(196,585)
Interbank borrowings	(40,046)	1	(40,045)	(32,778)	(124)	(32,902)
Debt instruments issued	(104,465)	(58,771)	(163,236)	(97,163)	(57,392)	(154,555)
Other financial liabilities	(223)	-	(223)	(265)	-	(265)
Lease contracts liabilities	(2,035)	-	(2,035)	-	-	-
Other Interest expense	(51)	(1,367)	(1,418)	(362)	(2,230)	(2,592)
Gain (loss) from hedge accounting	4,048	-	4,048	(100)	-	(100)
Totals	(367,931)	(64,401)	(432,332)	(357,313)	(68,132)	(425,445)

For purposes of the Interim Consolidated Statement of cash flows, the net amount of interest and inflation adjustments for the six month period ended June 30, 2019 is MCh$424,988 (MCh$412,401 for the six month period ended on June 30, 2018).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	84

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 26 – Fee and Commission Income and Expense

a)	Fee and commission income

This item comprises the amount of all commissions accrued and paid during the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

	For the three month periods ended June 30,		For the six month periods ended June 30,
Fee and commission income	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	298	2,837	610	4,455
Fees and commissions from guarantees and letters of credit	4,761	3,294	8,666	6,621
Fees and commissions from card services	19,364	18,176	37,766	36,148
Fees and commissions from accounts management	4,044	1,946	8,006	4,352
Fees and commissions from collections and payments	6,062	4,893	12,082	10,027
Fees and commissions from brokerage and securities management	2,754	2,864	5,099	5,545
Fees and commissions from asset management	6,319	6,142	12,535	12,190
Insurance brokerage fees	9,554	9,213	18,362	18,218
Investment banking and advisory fees	5,731	947	11,874	5,894
Fees and commissions from student loans ceded	1,458	1,273	2,892	2,535
Commissions on loan transactions	14	108	29	434
Commissions from mortgage credits	6	411	5	810
Other fees from services rendered	2,315	2,647	4,854	4,606
Other commissions earned	219	1,133	1,163	1,971
Totals	62,899	55,884	123,943	113,806

b)	Fee and commission expense

This item includes expenses for commissions accrued during for the period, according to the following detail:

	For the three month periods ended June 30,		For the six month periods ended June 30,
Fee and commission expense	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Compensation for card operation	(15,621)	(8,960)	(29,463)	(17,587)
Fees and commissions for securities transactions	(749)	(622)	(1,476)	(1,589)
Commissions paid for foreign trade transactions	(710)	(606)	(1,343)	(1,111)
Commissions paid for customer loyalty program benefits	(729)	(748)	(1,379)	(1,363)
Commissions paid for services to customers management	(424)	(922)	(802)	(1,568)
Other commissions paid	(1,262)	(611)	(2,387)	(1,387)
Totals	(19,495)	(12,469)	(36,850)	(24,605)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”,

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	85

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 27 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Trading investments	5,967	(1,815)	9,458	(478)
Financial derivative contracts (trading)	16,971	85,990	6,443	46,412
Sale of loans and accounts receivable from customers (*)	2,734	818	908	865
Available for sale investments	7,591	6,563	16,753	10,819
Others	(984)	(1,334)	(1,450)	817
Totals	32,279	90,222	32,112	58,435

(*) See detail in Note 10, letter c).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	86

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 28 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(11,293)	(54,505)	7,349	4,312
Other foreign currency Exchange gains (losses)	909	885	1,829	1,692
Subtotals	(10,384)	(53,620)	9,178	6,004
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	(43)	62	(196)	43
Adjustment for investment instruments	-	273	-	105
Adjustment for other assets	(7)	18	(6)	14
Adjustments for other liabilities	-	(576)	-	(335)
Net gain (loss) from hedge accounting	(3,602)	34,912	(13,606)	23,112
Subtotals	(3,652)	34,689	(13,808)	22,939
Totals	(14,036)	(18,931)	(4,630)	28,943

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	87

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 29 – Provision for Loan Losses

The movement registered in income for the year related to allowances and impairment due to credit risk, for the three and six month periods ended June 30, 2019 and 2018, is summarized as follows:

	For the three month period ended June 30, 2019
		Loans and accounts receivable from customers					Minimum normal portfolio provisions
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions		Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(53)	(66,033)	-	-	(1,102)	-	-	(67,188)
Collectively assessed	-	(6,819)	(4,368)	(44,540)	15	-	-	(55,712)
Income (loss) for provisions established (*)	(53)	(72,852)	(4,368)	(44,540)	(1,087)	-	-	(122,900)
Provisions released
Individually assessed	112	37,087	-	-	4,618	-	-	41,817
Collectively assessed	-	2,682	2,279	4,388	294	-	-	9,643
Income (loss) for provisions released (*)	112	39,769	2,279	4,388	4,912	-	-	51,460
Recovery of loans previously charged-off	-	6,683	755	8,780	-	-	-	16,218
Net charge to income	59	(26,400)	(1,334)	(31,372)	3,825	-	-	(55,222)

	For the three month period ended June 30, 2018
		Loans and accounts receivable from customers					Minimum normal portfolio provisions
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions		Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(77)	(58,714)	-	-	(19,723)	-	-	(78,514)
Collectively assessed	-	(24,556)	(16,432)	(89,465)	(151)	-	-	(130,604)
Income (loss) for provisions established (*)	(77)	(83,270)	(16,432)	(89,465)	(19,874)	-	-	(209,118)
Provisions released
Individually assessed	43	39,690	-	-	5,357	-	-	45,090
Collectively assessed	-	16,230	14,300	52,480	383	-	-	83,393
Income (loss) for provisions released (*)	43	55,920	14,300	52,480	5,740	-	-	128,483
Recovery of loans previously charged-off	-	5,744	1,063	6,575	-	-	-	13,382
Net charge to income	(34)	(21,606)	(1,069)	(30,410)	(14,134)	-	-	(67,253)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	88

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 29 – Provision for Loan Losses, continued

	For the six month period ended June 30, 2019
		Loans and accounts receivable from customers					Minimum normal portfolio provisions
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions		Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(507)	(98,237)	-	-	(3,327)	-	-	(102,071)
Collectively assessed	-	(19,109)	(9,247)	(121,778)	(912)	-	-	(151,046)
Income (loss) for provisions established (*)	(507)	(117,346)	(9,247)	(121,778)	(4,239)	-	-	(253,117)
Provisions released
Individually assessed	391	57,332	-	-	10,788	-	-	68,511
Collectively assessed	-	9,331	4,692	39,531	545	-	-	54,099
Income (loss) for provisions released (*)	391	66,663	4,692	39,531	11,333	-	-	122,610
Recovery of loans previously charged-off	-	9,697	1,249	16,482	-	-	-	27,428
Net charge to income	(116)	(40,986)	(3,306)	(65,765)	7,094	-	-	(103,079)

	For the six month period ended June 30, 2018
		Loans and accounts receivable from customers					Minimum normal portfolio provisions
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions		Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(130)	(85,209)	-	-	(21,687)	-	-	(107,026)
Collectively assessed	-	(37,240)	(23,314)	(157,026)	(368)	-	-	(217,948)
Income (loss) for provisions established (*)	(130)	(122,449)	(23,314)	(157,026)	(22,055)	-	-	(324,974)
Provisions released
Individually assessed	56	63,500	-	-	6,963	-	-	70,519
Collectively assessed	-	19,652	18,415	74,176	643	-	-	112,886
Income (loss) for provisions released (*)	56	83,152	18,415	74,176	7,606	-	-	183,405
Recovery of loans previously charged-off	-	9,099	1,475	11,255	-	-	-	21,829
Net charge to income	(74)	(30,198)	(3,424)	(71,595)	(14,449)	-	-	(119,740)

(*) The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the six month periods ended June 30,
	2019	2018
	MCh$	MCh$
Charge to income for provisions established	253,117	324,974
Credit to income for provisions used	(122,610)	(183,405)
Totals	130,507	141,569

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	89

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 30 – Personnel Salaries and Expenses

Personnel salaries and expenses for the three and six month periods ended June 30, 2019 and 2018, are broken down as follows:

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(45,457)	(44,503)	(89,169)	(86,388)
Bonuses or gratifications	(20,978)	(18,157)	(40,667)	(36,292)
Seniority compensation	(3,151)	(1,591)	(6,420)	(5,336)
Training expenses	(225)	(243)	(456)	(451)
Health and life insurance	(297)	(898)	(1,092)	(1,800)
Other personnel expenses	(4,676)	(4,010)	(9,936)	(9,784)
Totals	(74,784)	(69,402)	(147,740)	(140,051)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	90

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 31 – Administrative Expenses

For the three and six month periods ended on June 30, 2019 and 2018, the composition of this item is as follows:

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Administration expenses	(43,020)	(50,552)	(86,403)	(104,468)
Maintenance and repair of fixed assets	(7,709)	(7,613)	(15,079)	(15,243)
Office lease (*)	-	(8,394)	-	(17,662)
Equipment lease (*)	-	(695)	-	(1,326)
Insurance payments	(4,207)	(5,139)	(8,692)	(10,678)
Office supplies	(436)	(572)	(857)	(983)
IT and communications expenses	(11,392)	(10,102)	(23,374)	(22,836)
Utilities and other services	(1,225)	(998)	(2,408)	(2,014)
Security and transportation of securities services	(1,576)	(1,633)	(3,072)	(2,752)
Representation and personnel travel expenses	(875)	(742)	(1,631)	(1,770)
Legal and notarial expenses	(5,097)	(4,714)	(9,654)	(7,917)
Technical report fees	(3,330)	(2,924)	(6,293)	(5,857)
Professional services fees	(306)	(536)	(727)	(1,019)
Expenses for lease	(203)	-	(640)	-
ATM maintenance and management services	(233)	(395)	(1,689)	(1,477)
Temporary external services	(255)	(277)	(348)	(277)
Postage and mailing expenses	(264)	(171)	(557)	(765)
Internal events	(183)	(238)	(506)	(399)
Donations	(363)	(589)	(843)	(761)
Other services	(1,063)	(1,126)	(2,881)	(2,830)
Miscellaneous contributions	(15)	(15)	(31)	(31)
Credit card management services	(857)	(917)	(1,785)	(1,656)
Other administrative expenses	(3,431)	(2,762)	(5,336)	(6,215)

Outsourced services	(5,244)	(5,928)	(11,040)	(12,645)
Data processing	(3,445)	(3,378)	(6,471)	(7,402)
Products sales	(178)	(242)	(363)	(459)
Others	(1,621)	(2,308)	(4,206)	(4,784)

Board expenses	(315)	(384)	(685)	(722)
Board of Directors compensation	(315)	(384)	(685)	(722)

Marketing and advertising expenses	(3,144)	(3,057)	(5,535)	(6,219)

Taxes and contributions	(8,185)	(10,213)	(15,645)	(20,234)
Real estate contributions	(69)	(126)	(191)	(203)
Patents	(270)	(218)	(532)	(589)
Other taxes (**)	(5,820)	(7,884)	(10,871)	(15,448)
Contributions to CMF	(2,026)	(1,985)	(4,051)	(3,994)
Totals	(59,908)	(70,134)	(119,308)	(144,288)

(*) As instructed per circular No.3,645 issued by the SBIF, all future payments from leases subject to IFRS 16, are recognized and later amortized on “Right of use assets under lease agreement”. Low value leases that fall out scope IFRS 16 are to be recognized as an expense and classified under “expenses contract lease”.

(**) Correspond to taxes other than income taxes subject to Itaú Corpbanca Colombia S.A and subsidiaries (Colombia segment), which affect to local financial transactions, commercial activities or services such as, value added tax, taxes to equity among other.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 32– Depreciation, Amortization, and Impairment

a.	Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the three and six month periods ended June 30, 2019 and 2018, are detailed below:

Depreciation and amortization		For the three month periods ended June 30,		For the six month periods ended June 30,
	Note	2019	2018	2019	2018
		MCh$	MCh$	MCh$	MCh$
Depreciation of fixed assets	14	(2,979)	(5,147)	(6,728)	(9,834)
Amortization of intangible assets	13	(17,777)	(15,961)	(35,337)	(31,257)
Depreciation of assets for right to use of lease (*)	15	(10,117)	-	(19,316)	-

Totals		(30,873)	(21,108)	(61,381)	(41,091)

(*) See note 2 accounting changes

b.	Impairment

		For the three month periods ended June 30,		For the six month periods ended June 30,
	Note	2019	2018	2019	2018
		MCh$	MCh$	MCh$	MCh$
Impairment of investments available for sale	11	-	-	-	-
Impairment of investments held until maturity	11	-	-	-	-
Subtotal financial assets		-	-	-	-
Impairment of fixed assets (**)	14	(1)	-	(1)	-
Impairment of intangibles	13	-	-	-	-
Subtotal non-financial assets		(1)	-	(1)	-

Totals		(1)	-	(1)	-

(**) Corresponds impairment recognized due to technological obsolescence caused by current regulations (Decree No. 222 of October 30, 2013 of the Ministry of Interior and Public Security) applied to ATMs, which is in accordance with stipulated by IAS 36 Impairment of assets.

The Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary located in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 33 – Transactions with Related Parties

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of publicly traded companies and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties

As of June 30, 2019 and December 31, 2018 the loans granted to related persons are detailed below:

	As of June 30, 2019			As of December 31, 2018
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	110,653	43,841	5,169	170,873	64,073	3,960
Mortgage loans	-	-	23,845	-	-	21,154
Consumer loans	-	-	7,350	-	-	5,961
Gross loans and accounts receivable from customers	110,653	43,841	36,364	170,873	64,073	31,075
Allowance for loan losses	(2,676)	(62)	(241)	(2,550)	(70)	(63)
Net loans and accounts receivable from customers	107,977	43,779	36,123	168,323	64,003	31,012
Contingent loans
Contingent loans	11,126	19,068	15,151	10,803	16,325	9,220
Provisions for contingent loans	(6)	(313)	(18)	(16)	(308)	(10)
Net contingent loans	11,120	18,755	15,133	10,787	16,017	9,210

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 33 – Transactions with Related Parties, continued

b.	Other transactions and contracts with related parties

Below are the balances as of June 30, 2019 and December 31, 2018, for transactions with related parties and the impact on income for the six month periods ended June 30, 2019 and 2018:

		As of June 30, 2019			As of December 31, 2018	As of June 30, 2018
Corporate name	Description	Balances	Effect on income		Balances	Effect on income
		receivable (payable)	Income	Expense	receivable (payable)	Income	Expense
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	-	-	1,841	-	-	1,642
Transbank S.A.	Credit card management	-	-	7,479	-	-	5,058
Combanc S.A.	Data transmission services	-	-	187	-	-	168
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	-	36	154	-	80	441
Corp Research S.A.	Management consulting services	-	-	235	-	-	230
Itaú Chile Inv. Serv. y Administración S.A.	Leases	-	-	201	-	-	156
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	-	-	-	-	-	44
VIP Asesorias y Servicios Integrales Ltda.	Marketing services	-	-	-	-	-	128
Everis Chile S.A.	Department stores	-	-	-	-	-	554
CAI Gestion Inmobiliaria S.A.	Other services	-	-	3	-	-	77
Promoservice S.A.	Bank services	-	-	-	-	-	-
Comder Contraparte Central S.A	Credit card management	-	-	348	-	-	526
Operadora de Tarjeta de Crédito Nexus S.A.	Office lease and common expenses	-	-	1,461	-	-	1,427
Inmobiliaria Edificio Corpgroup S.A.	Accomodations, events	-	-	2,202	-	-	2,412
Hotel Corporation of Chile S.A.	Advisory services	-	-	5	-	-	69
Corp Imagen y diseños S.A.	Publishing services	-	-	50	-	-	49
Corp Group Holding Inversiones Limitada	ATM space rentals (See Note 16)	-	-	207	-	-	135
SMU S.A., Rendic Hnos. S.A.	Management advisory services	4,548	-	1,150	5,698	-	1,122
Inversiones Corp Group Interhold Ltda.	Financial services	-	-	1,259	-	-	1,023
Bcycle Latam SPA	Other services	-	-	497	-	-	-
Bolsa de Comercio de Santiago	Advisory services	-	-	106	-	-	125
Itaú Unibanco	Bank services	1,833	-	1,276	1,804	-	-
Pulso Editorial S.A.	Servicios de Publicación	-	-	17	-	-	452
Compañía Chilena de Televisión S.A.	Television broadcasting services	-	-	39	-	-	-
Adexus S.A.	Data transmission services	-	-	293	-	-	-

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.	Donations

Corporate name	Description	For the six month periods ended June 30,
		2019	2018
		MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	658	589
Fundación Descúbreme	Donations	101	96
Fundación Itaú	Donations	84	76

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal1 or most advantageous2 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a)

They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b)

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c)	They are able to enter into a transaction for the asset or liability.
d)	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

[1]	The market with the greatest volume and level of activity for the asset or liability.
[2]

The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.

A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.

An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Credit risk. The fair value of a liability reflects the effect of the credit risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.

Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.

Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.
b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
c.

The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).

d.	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
e.	Other factors that market participants would take into account in these circumstances.
f.	For a liability, the credit risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of June 30, 2019 and December 31, 2018, including those that are not presented at fair value in the Interim Consolidated Statement of Financial Position.

	As of June 30, 2019			As of December 31, 2018
	Book value	Estimated fair value		Book value	Estimated fair value
		Recurring	Non-recurring		Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,186,569	-	1,186,569	987,680	-	987,680
Cash items in process of collection	553,067	-	553,067	318,658	-	318,658
Trading investments	201,677	201,677	-	86,938	86,938	-
Investments under resale agreements	163,152	-	163,152	109,467	-	109,467
Financial derivative contracts	2,050,191	2,050,191	-	1,368,957	1,368,957	-
Interbank loans, net	111,551	-	111,551	341,244	-	341,244
Loans and accounts receivable from customers, net	21,383,453	-	22,405,072	20,833,935	-	20,947,417
Available for sale investments	2,662,534	2,662,534	-	2,650,776	2,650,776	-
Held to maturity investments	201,547	-	199,720	198,910	-	198,272
Totals	28,513,741	4,914,402	24,619,131	26,896,565	4,106,671	22,902,738
LIABILITIES
Deposits and other demand liabilities	4,416,783	-	4,416,783	4,300,475	-	4,300,475
Cash in process of being cleared	469,500	-	469,500	247,165	-	247,165
Obligations under repurchase agreements	936,159	-	936,159	1,015,614	-	1,015,614
Time deposits and other time liabilities	10,167,374	-	10,228,635	10,121,111	-	10,135,722
Financial derivative contracts	1,813,994	1,813,994	-	1,112,806	1,112,806	-
Interbank borrowings	2,284,729	-	2,292,572	2,327,723	-	2,335,509
Debt instruments issued	6,572,404	-	7,175,620	6,010,124	-	6,311,527
Lease contracts liabilities	168,133	-	187,747	-	-	-
Other financial liabilities	11,957	-	11,957	12,400	-	12,400
Totals	26,841,033	1,813,994	25,718,973	25,147,418	1,112,806	24,358,412

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a.	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

Measurement at fair value of items on non-recurring basis	As of June 30,	As of December 31,
	2019	2018
	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,186,589	987,680
Cash items in process of collection	553,067	318,658
Investments under resale agreements	163,152	109,467
Interbank loans, net	111,551	341,244
Loans and accounts receivable from customers, net	22,405,072	20,947,417
Held to maturity investments	199,720	198,272
Totals	24,619,151	22,902,738
LIABILITIES
Deposits and other demand liabilities	4,416,783	4,300,475
Cash in process of being cleared	469,500	247,165
Obligations under repurchase agreements	936,159	1,015,614
Time deposits and other time liabilities	10,228,635	10,135,722
Financial derivative contracts	2,292,572	2,335,509
Interbank borrowings	7,175,620	6,311,527
Lease contracts liabilities	187,747	187,747
Other financial liabilities	11,957	12,400
Totals	25,718,973	24,546,159

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Interbank borrowings
●	Debt instruments issued

b.	Fair value measurement of financial assets and liabilities for recording purposes (recurring)

Measurement at fair value of items on a recurring basis	As of June 30,	As of December 31,
	2019	2018
	MCh$	MCh$
ASSETS
Trading securities	201,677	86,938
Chilean Central Bank and Government securities	96,779	36,608
Other securities issued locally	7,414	4,017
Foreign government and central bank instruments	70,402	23,276
Other securities issued abroad	26,232	19,505
Investments in mutual funds	850	3,532
Available for sale investments	2,662,534	2,650,776
Chilean Central Bank and Government securities	1,883,229	1,352,084
Other securities issued locally	76,591	196,439
Foreign government and central bank instruments	644,073	769,693
Other securities issued abroad	58,641	332,560
Financial derivative contracts	2,050,191	1,368,957
Forwards	246,789	342,993
Swaps	1,801,922	1,021,701
Call options	1,329	4,217
Put options	151	46
Totals	4,914,402	4,106,671
LIABILITIES
Financial derivative contracts	1,813,994	1,112,806
Forwards	241,095	322,241
Swaps	1,571,540	788,133
Call options	599	1,493
Put options	760	939
Totals	1,813,994	1,112,806

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading investments
●	Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized.

The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor’s credit risk (credit value adjustment or “CVA”).This adjustment is periodically recorded in the financial statements.

As of June 30, 2019, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$48,840 (MCh$38,429 as of December 31, 2018), broken down as follow:

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(69)	(121)	4	-
Fair value hedge	(55)	(70)	-	-
Currency forwards	-	-	-	-
Currency swaps	(51)	(68)	-	-
Interest rate swaps	(4)	(2)	-	-
Cash flows hedge	-	(51)	4	-
Currency forwards	-	(51)	4	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Net investment in a foreign operation hedge	(14)	-	-	-
Currency forwards	(14)	-	-	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Derivatives held for trading	(48,771)	(38,308)	425	-
Currency forwards	(64)	(310)	79	-
Interest rate swaps	(43,846)	(31,671)	18	-
Currency swaps	(4,861)	(6,327)	328	-
Call currency options	-	-	-	-
Put currency options	-	-	-	-
Total financial derivatives	(48,840)	(38,429)	429	-

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c.	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curves. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of June 30, 2019			As of December 31, 2018
Impact calibration	American	Basis TAB CLP	Basis TAB CLF	American	Basis TAB CLP	Basis TAB CLF
	Forward			Forward
	USD-CLP			USD-CLP
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	-	-	-	-	-	-
TAB 30	-	100	-	-	116	-
TAB 90	-	7	-	-	26	-
TAB 180	-	43	19	-	50	21
TAB 360	-	-	4	-	3	5
Totals	-	150	23	-	195	26

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance to the fair value hierarchy established in IFRS 13 as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019				As of December 31, 2018
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	201,677	175,442	26,235	-	86,938	67,430	19,508	-
Chilean Central Bank and Government securities	96,779	96,779	-	-	36,608	36,608	-	-
Other securities issued locally	7,414	7,411	3	-	4,017	4,014	3	-
Foreign government and central bank instruments	70,402	70,402	-	-	23,276	23,276	-	-
Other securities issued abroad	26,232	-	26,232	-	19,505	-	19,505	-
Investments in mutual funds	850	850	-	-	3,532	3,532	-	-
Available for sale investments	2,662,534	2,589,236	73,298	-	2,650,776	2,458,410	192,366	-
Chilean Central Bank and Government securities	1,883,229	1,883,229	-	-	1,352,084	1,352,084	-	-
Other securities issued locally	76,591	5,179	71,412	-	196,439	5,979	190,460	-
Foreign government and central bank instruments	644,073	644,073	-	-	769,693	769,693	-	-
Other securities issued abroad	58,641	56,755	1,886	-	332,560	330,654	1,906	-
Financial derivative contracts	2,050,191	-	2,027,379	22,812	1,368,957	-	1,341,801	27,156
Forwards	246,789	-	246,586	203	342,993	-	342,375	618
Swaps	1,801,922	-	1,779,313	22,609	1,021,701	-	995,163	26,538
Call options	1,329	-	1,329	-	4,217	-	4,217	-
Put options	151	-	151	-	46	-	46	-
Totals	4,914,402	2,764,678	2,126,912	22,812	4,106,671	2,525,840	1,553,675	27,156
LIABILITIES
Financial derivative contracts	1,813,994	-	1,812,969	1,025	1,112,806	-	1,112,237	569
Forwards	241,095	-	240,734	361	322,241	-	322,192	49
Swaps	1,571,540	-	1,570,876	664	788,133	-	787,613	520
Call options	599	-	599	-	1,493	-	1,493	-
Put options	760	-	760	-	939	-	939	-
Totals	1,813,994	-	1,812,969	1,025	1,112,806	-	1,112,237	569

d.	Transfers between level 1 and level 2

During the six month period ended on June 30, 2019 and for the year ended on December 31, 2018, no transfers were performed between levels 1 and 2.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●

Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019						As of December 31, 2018
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	30,528	324	-	(7,761)	-	23,091	30,528	5,863	-	(9,235)	-	27,156
Forwards	53	324	-	(174)	-	203	53	716	-	(151)	-	618
Swaps	30,475	-	-	(7,587)	-	22,888	30,475	5,147	-	(9,084)	-	26,538
Call options	-	-	-	-	-	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-	-	-	-	-	-
Totals	30,528	324	-	(7,761)	-	23,091	30,528	5,863	-	(9,235)	-	27,156
LIABILITIES
Financial derivative contracts	605	2,056	-	(1,636)	-	1,025	605	1,223	-	(1,259)	-	569
Forwards	-	1,867	-	(1,506)	-	361	-	831	-	(782)	-	49
Swaps	605	189	-	(130)	-	664	605	392	-	(477)	-	520
Call options	-	-	-	-	-	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-	-	-	-	-	-
Totals	605	2,056	-	(1,636)	-	1,025	605	1,223	-	(1,259)	-	569

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 34 – Fair Value of Financial Assets and Liabilities, continued

f.	Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of June 30, 2019 and December 31, 2018:

Measurement at fair value of items on a non- recurring basis	As of June 30, 2019
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,183,569	1,186,569	-	-
Cash items in process of collection	553,067	553,067	-	-
Investments under resale agreements	163,152	163,152	-	-
Interbank loans, net	111,551	111,551	-	-
Loans and accounts receivable from customers, net	22,405,072	-	-	22,405,072
Held to maturity investments	199,720	-	199,720	-
Totals	24,619,131	2,014,339	199,720	22,405,072
LIABILITIES
Deposits and other demand liabilities	4,416,783	4,416,783	-	-
Cash in process of being cleared	469,500	469,500	-	-
Obligations under repurchase agreements	936,159	936,159	-	-
Time deposits and other time liabilities	10,228,635	-	10,228,635	-
Interbank borrowings	2,292,572	2,292,572	-	-
Debt instruments issued	7,175,620	-	7,175,620	-
Lease contracts liabilities	187,747	187,747	-	-
Other financial liabilities	11,957	11,957	-	-
Totals	25,718,973	8,314,718	17,404,255	-

Measurement at fair value of items on a non- recurring basis	As of December 31, 2018
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	987,680	987,680	-	-
Cash items in process of collection	318,658	318,658	-	-
Investments under resale agreements	109,467	109,467	-	-
Interbank loans, net	341,244	341,244	-	-
Loans and accounts receivable from customers, net	20,947,417	-	-	20,947,417
Held to maturity investments	198,272	-	198,272	-
Totals	22,902,738	1,757,049	198,272	20,947,417
LIABILITIES
Deposits and other demand liabilities	4,300,475	4,300,475	-	-
Cash in process of being cleared	247,165	247,165	-	-
Obligations under repurchase agreements	1,015,614	1,015,614	-	-
Time deposits and other time liabilities	10,135,722	-	10,135,722	-
Interbank borrowings	2,335,509	2,335,509	-	-
Debt instruments issued	6,311,527	-	6,311,527	-
Lease contracts liabilities	-	-	-	-
Other financial liabilities	12,400	12,400	-	-
Totals	24,358,412	7,911,163	16,447,249	-

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management

The following is a description of the main business activities and policies of the Bank in terms of risk management.

a) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio. It should be noted that this management includes both credit risk caused by effective placements, as well as contingent placements.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

These committees define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

a.i) Individually assessed portfolio

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days overdue that can be attributed to the company’s performance.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

a.2) Collectively assessed portfolio

A collective assesment requires the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

Non-performing portfolio includes total loans and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii) they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii) it has been subject to forced restructuring or partial debt cancellation.

a.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank’s credit risk as of June 30, 2019 and December 31, 2018, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

Maximum exposure	Note	As of June 30, 2019	As of December 31, 2018
		MCh$	MCh$
Interbank loans	9	111,551	341,244
Loans and accounts receivable from customers	10	21,383,453	20,833,935
Financial derivative contracts	8	2,050,191	1,368,957
Investments under resale agreements	7	163,152	109,467
Available for sale investments	11	2,662,534	2,650,776
Held to maturity investments	11	201,547	198,910
Other assets	17	501,693	561,435
Contingent loans	23	5,516,219	5,383,914
Totals		32,590,340	31,448,638

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

a.4) Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

-  Machinery and/or equipment

-  Buildings for specific purposes under construction

-  Agricultural land

-  Maritime ships and aircrafts

-  Mining infrastructure

-  Inventory

-  Agricultural assets

-  Industrial assets

-  Biological assets

-  Other warranties

- Urban plots or land

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

a.5) Loan portfolio by credit risk assesment

Credit quality is described in accordance with the compendium of accounting standards issued by the CMF. A detail by credit risk category is presented below:

	As of June 30, 2019				As of December 31, 2018
Categories	Individual	% over total portfolio	Allowance	Coverange ratio	Individual	% over total portfolio	Allowance	Coverange ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	49,953	0.23%	18	0.04%	110,565	0.51%	45	0.04%
A2	420,815	1.91%	261	0.06%	453,413	2.11%	475	0.10%
A3	3,390,371	15.37%	5,125	0.15%	3,097,001	14.40%	3,506	0.11%
A4	4,332,031	19.64%	35,108	0.81%	4,161,368	19.35%	37,403	0.90%
A5	2,778,306	12.60%	55,007	1.98%	2,840,866	13.21%	58,360	2.05%
A6	613,546	2.78%	15,467	2.52%	615,467	2.86%	27,477	4.46%
Normal risk portfolio	11,585,021	52.53%	110,987	0.96%	11,278,680	52.44%	127,266	1.13%
B1	261,963	1.19%	9,358	3.57%	277,825	1.29%	12,642	4.55%
B2	163,736	0.74%	22,947	14.01%	76,825	0.36%	2,570	3.35%
B3	69,762	0.32%	12,189	17.47%	61,891	0.29%	8,381	13.54%
B4	215,554	0.98%	59,537	27.62%	218,737	1.02%	60,218	27.53%
Substandar portfolio	711,015	3.23%	104,032	14.63%	635,278	2.96%	83,811	13.19%
C1	133,081	0.60%	2,662	2.00%	129,943	0.61%	2,599	2.00%
C2	68,974	0.31%	6,897	10.00%	74,940	0.35%	7,494	10.00%
C3	35,981	0.16%	8,995	25.00%	32,447	0.15%	8,112	25.00%
C4	30,617	0.14%	12,247	40.00%	58,943	0.27%	23,577	40.00%
C5	83,254	0.38%	54,115	65.00%	59,832	0.28%	38,891	65.00%
C6	114,291	0.52%	102,862	90.00%	121,096	0.56%	108,986	90.00%
Non-compliant portfolio	466,198	2.11%	187,778	40.28%	477,201	2.22%	189,659	39.74%
Subtotals	12,762,235	57.87%	402,797	3.16%	12,391,159	57.62%	400,736	3.23%

	As of June 30, 2019				As of December 31, 2018
Categories	Group	% over total portfolio	Allowance	Coverange ratio	Group	% over total portfolio	Allowance	Coverange ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,829,926	8.30%	22,233	1.21%	1,801,827	8.38%	26,606	1.48%
Non-compliant portfolio	201,458	0.91%	37,502	18.62%	194,072	0.90%	36,429	18.77%
Commercial	2,031,384	9.21%	59,735	2.94%	1,995,899	9.28%	63,035	3.16%
Normal risk portfolio	4,331,061	19.63%	16,213	0.37%	4,235,934	19.70%	21,741	0.51%
Non-compliant portfolio	215,877	0.98%	20,438	9.47%	209,893	0.98%	14,352	6.84%
Living place	4,546,938	20.61%	36,651	0.81%	4,445,827	20.68%	36,093	0.81%
Normal risk portfolio	2,569,538	11.65%	84,146	3.27%	2,532,331	11.78%	104,580	4.13%
Non-compliant portfolio	147,943	0.67%	91,256	61.68%	137,432	0.64%	64,269	46.76%
Consumer	2,717,481	12.32%	175,402	6.45%	2,669,763	12.42%	168,849	6.32%
Total portfolio	22,058,038	100%	674,585	3.06%	21,502,648	100%	668,713	3.11%

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	108

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

b) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

b.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

• Positions in foreign currency (MX) within the attributions of the Trading Book.

• Currency mismatches between the assets and liabilities of the Banking Book.

• Currency flow mismatches.

• Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as “translation risk”.

b.1.2) Index adjustments Risk

The index adjustment risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	109

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

The positions in currencies of assets and liabilities as of June 30, 2019 and December 31, 2018 are as follows:

As of June 30, 2019	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	210,494	-	345,462	588,352	8,425	33,836	-	1,186,569
Cash items in process of collection	5	287,225	-	259,105	1,758	3,044	1,935	-	553,067
Trading investments	6	105,043	-	-	96,634	-	-	-	201,677
Investments under resale agreements	7	15,067	-	-	148,085	-	-	-	163,152
Financial derivative contracts	8	1,333,587	-	438,695	56,800	3,016	10	218,083	2,050,191
Interbank loans, net	9	-	-	76,814	34,737	-	-	-	111,551
Loans and accounts receivable from customers, net	10	5,643,222	8,311,906	3,000,657	4,402,464	24,253	951	-	21,383,453
Available for sale investments	11	1,441,019	-	77,361	668,986	-	-	475,168	2,662,534
Held to maturity investments	11	-	-	134,739	66,808	-	-	-	201,547
Investments in companies	12	6,234	-	-	3,490	-	-	-	9,724
Intangibles	13	1,425,152	-	1,166	169,072	-	-	-	1,595,390
Fixed assets	14	36,862	-	447	12,963	-	-	-	50,272
Right of use asset under lease agreements	15	33,526	135,356	7,278	27,161	-	-	-	203,321
Current taxes	16	72,276	-	171	60,702	-	-	-	133,149
Deferred taxes	16	140,229	-	15,753	-	-	-	-	155,982
Other assets	17	224,125	28,049	158,542	89,450	1,360	167	-	501,693
TOTAL ASSETS		10,974,061	8,475,311	4,516,190	6,427,462	40,098	36,899	693,251	31,163,272

Deposits and other demand liabilities	18	2,096,107	3,353	469,471	1,842,051	5,626	175	-	4,416,783
Cash in process of being cleared	5	243,956	-	196,394	-	19,146	10,004	-	469,500
Obligations under repurchase agreements	7	363,878	-	1,158	571,123	-	-	-	936,159
Time deposits and other time liabilities	18	6,807,010	437,785	813,358	2,109,209	12	-	-	10,167,374
Financial derivative contracts	8	1,073,655	266,538	417,904	55,846	-	51	-	1,813,994
Interbank borrowings	19	180,025	-	1,646,918	454,724	2,412	650	-	2,284,729
Debt instruments issued	20	598,182	4,850,083	630,105	494,034	-	-	-	6,572,404
Other financial liabilities	20	11,947	-	-	-	-	-	10	11,957
Lease contracts liabilities	15	-	136,362	6,987	24,784	-	-	-	168,133
Current taxes	16	-	-	-	-	-	-	-	-
Deferred taxes	16	16	-	-	2,623	-	-	-	2,639
Provisions	21	112,710	-	-	69,120	-	-	-	181,830
Other liabilities	22	289,017	29,092	49,689	48,284	217	141	116,965	533,405
TOTAL LIABILITIES		11,776,503	5,723,213	4,231,984	5,671,798	27,413	11,021	116,975	27,558,907
Assets (liabilities) net		(802,442)	2,752,098	284,206	755,664	12,685	25,878	576,276	3,604,365

As of December 31, 2018	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	223,099	-	449,437	299,458	15,686	-	-	987,680
Cash items in process of collection	5	195,640	-	119,725	226	2,861	206	-	318,658
Trading investments	6	44,157	-	-	42,781	-	-	-	86,938
Investments under resale agreements	7	91,510	-	-	17,957	-	-	-	109,467
Financial derivative contracts	8	972,693	66,989	226,561	102,709	5	-	-	1,368,957
Interbank loans, net	9	239,963	-	70,823	30,458	-	-	-	341,244
Loans and accounts receivable from customers, net	10	5,675,609	7,785,104	3,199,242	4,145,634	19,391	13	8,942	20,833,935
Available for sale investments	11	835,543	680,505	78,908	1,055,820	-	-	-	2,650,776
Held to maturity investments	11	-	-	122,372	76,538	-	-	-	198,910
Investments in companies	12	6,232	-	-	4,323	-	-	-	10,555
Intangibles	13	1,432,361	-	1,308	180,138	-	-	-	1,613,807
Fixed assets	14	77,639	-	846	17,079	-	-	-	95,564
Current taxes	15	68,094	-	2,887	52,148	-	-	-	123,129
Deferred taxes	15	133,375	-	16,519	4,705	-	-	-	154,599
Other assets	16	259,802	7,787	164,724	121,619	7,467	36	-	561,435
TOTAL ASSETS		10,255,717	8,540,385	4,453,352	6,151,593	45,410	255	8,942	29,455,654

Deposits and other demand liabilities	17	2,058,537	4,214	444,668	1,785,581	7,418	57	-	4,300,475
Cash in process of being cleared	5	133,926	-	112,284	-	796	159	-	247,165
Obligations under repurchase agreements	7	363,789	-	6,834	644,991	-	-	-	1,015,614
Time deposits and other time liabilities	17	6,513,874	609,136	1,955,631	1,042,445	25	-	-	10,121,111
Financial derivative contracts	8	773,186	83,339	178,869	76,207	1,205	-	-	1,112,806
Interbank borrowings	18	-	5,863	2,279,817	39,859	2,170	14	-	2,327,723
Debt instruments issued	19	439,805	4,475,832	649,897	444,590	-	-	-	6,010,124
Other financial liabilities	19	12,390	10	-	-	-	-	-	12,400
Current taxes	15	528	-	-	663	-	-	-	1,191
Deferred taxes	15	-	-	454	17	-	-	-	471
Provisions	20	163,481	-	-	73,689	-	-	-	237,170
Other liabilities	21	239,172	133,106	69,900	49,508	2,509	-	27,597	521,792
TOTAL LIABILITIES		10,698,688	5,311,500	5,698,354	4,157,550	14,123	230	27,597	25,908,042
Assets (liabilities) net		(442,971)	3,228,885	(1,245,002)	1,994,043	31,287	25	(18,655)	3,547,612

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	110

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

b.2) interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,193,674	2,798,030	5,916,601	4,649,483	8,870,051	29,427,838
CLP	3,213,163	916,759	2,389,508	1,888,146	1,300,173	9,707,750
CLF	335,206	499,628	1,612,777	1,658,395	6,517,557	10,623,563
USD	1,624,578	689,238	1,223,696	122,925	152,243	3,812,679
COP	2,020,727	692,405	690,620	980,017	900,078	5,283,846
Liabilities	(13,997,292)	(3,004,474)	(4,944,364)	(2,130,765)	(6,249,615)	(30,326,510)
CLP	(8,783,726)	(1,466,204)	(2,711,313)	(556,414)	(322,500)	(13,840,157)
CLF	(292,099)	(90,410)	(288,837)	(896,107)	(5,583,373)	(7,150,825)
USD	(959,632)	(1,049,048)	(1,223,474)	(162,976)	-	(3,395,130)
COP	(3,961,835)	(398,813)	(720,740)	(515,268)	(343,742)	(5,940,398)
Derivative	(63,328)	349,445	(10,931)	(263,970)	743,907	755,124
CLP	(118,545)	441,182	987,838	639,365	53,922	2,003,761
CLF	(451,886)	(166,549)	(737,781)	(734,543)	760,610	(1,330,150)
USD	(341,632)	319,442	108,763	12,246	(14,808)	84,011
COP	848,736	(244,630)	(369,749)	(181,038)	(55,816)	(2,497)

	As of December 31, 2018
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,361,827	2,732,465	5,510,072	4,787,052	8,314,688	28,706,104
CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420
Liabilities	(14,009,676)	(2,685,555)	(4,724,403)	(2,206,000)	(5,849,673)	(29,475,307)
CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	-	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)
Derivative	(729,147)	444,096	251,673	(21,576)	784,784	729,830
CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	111

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

The expositions presented above correspond to the present values resulting from:

●   Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

●   Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

●   Discount the flows of items accounted to the market at the market rate.

b.3) Volatility Risk

In addition to the exposure associated to the underlying asset, the issuance of options carries other risks. These are caused by the non-linear relationship between the profit generated by the option and the price and levels of the underlying factors, as well as by exposure to changes in the volatility of the price of the underlying asset.

b.4) Liquidity Risk

Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements June 30, 2019	112

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

Normative Measurement of Contractual Liquidity Gap

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of June 30, 2019 and December 31, 2018, are presented below:

	Up to 1 month	1 to 3 months	From 3 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Assets	5,540,237	2,292,320	4,978,265	6,775,673	4,128,791	8,871,845	32,587,131
Cash	951,968	-	-	-	-	-	951,968
Financial instruments recorded at market value	54,901	218,285	591,209	956,976	619,703	220,513	2,661,587
Loans to local banks without credit lines	179,922	-	-	-	-	-	179,922
Credit lines granted to local banks	-	-	-	-	-	-	-
Commercial loans without credit lines	1,127,321	1,806,470	3,412,677	3,783,613	2,098,235	4,127,385	16,355,700
Commercial credit lines and overdrafts	361,283	-	-	-	-	-	361,283
Consumer loans without credit lines	97,155	135,165	546,903	1,071,490	601,085	163,309	2,615,107
Consumer credit lines and overdrafts	1,523,988	-	-	-	-	-	1,523,988
Residential mortgage loans	33,918	70,671	314,612	823,359	770,655	4,284,092	6,297,307
Financial investments computed according to issuer flow	149,654	78,018	84,803	-	-	-	312,475
Other transactions or commitments without credit lines	1,037,590	-	-	-	-	-	1,037,590
Other lines of credit granted	-	-	-	-	-	-	-
Derivative contracts	22,537	(16,289)	28,061	140,235	39,113	75,546	290,204
Liabilities	(9,572,382)	(3,091,621))	(5,504,763)	(2,325,677)	(1,553,152)	(5,200782)	(27,248,378)
Checking accounts and demand deposits	(4,275,016)	-	-	-	-	-	(4,275,016)
Term savings accounts - unconditional withdrawal	(1,857)	-	-	-	-	-	(1,857)
Term savings accounts - deferred withdrawal	(21,501)	-	-	-	-	-	(21,501)
Obligations with the Chilean Central Bank without credit lines	(752,548)	-	-	-	-	-	(752,548)
Credit Lines obtained from the Central Bank of Chile	-
Obligations with others Banks without credit lines	(180,025)	-	-	-	-	-	(180,025)
Credit lines obtained from other banks in the country	-
Deposits and time deposits	(3,025,150)	(2,255,395)	(3,722,185)	(850,155)	(74,193)	(702,152)	(10,629,230)
Foreing borrowings without credit lines	(217,633)	(288,689)	(1,416,072)	(239,634)	(94,049)	(100,638)	(2,356,715)
Credit lines obtained abroad	(5,063)	-	-	-	-	-	(5,063)
Letter of credit obligations	(2,274)	(368)	(7,354)	(15,730)	(12,665)	(13,785)	(52,177)
Bonds payable	(48,350)	(547,170)	(359,152)	(1,220,159)	(1,372,245)	(4,384,206)	(7,931,282)
Other payment obligations or commitments without credit lines	(1,042,964)	-	-	-	-	-	(1,042,964)
Other credit lines obtained	-	-	-	-	-	-	-
Net contractual liquidity gap	(4,032,145)	(799,301)	(526,499)	4,449,996	2,575,639	3,671,064	5,338,753

	Up to 1 month	1 to 3 months	From 3 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,375,699	3,492,109	3,006,936	3,344,986	5,966,743	3,588,079	26,774,552
Cash	758,288	-	-	-	-	-	758,288
Financial instruments recorded at market value	1,164,800	3,506	15,950	53,557	918,530	56,574	2,212,917
Loans to local banks without credit lines	50,365	-	-	-	-	-	50,365
Credit lines granted to local banks	1,806,741	1,832,376	1,446,176	1,339,990	2,452,859	1,777,430	10,655,572
Commercial loans without credit lines	271,871	-	-	-	-	-	271,871
Commercial credit lines and overdrafts	83,929	120,660	173,903	324,320	959,704	516,100	2,178,616
Consumer loans without credit lines	(453,803)	-	-	-	-	-	(453,803)
Consumer credit lines and overdrafts	33,874	64,651	96,573	193,707	758,207	734,572	1,881,584
Residential mortgage loans	144,255	36,997	81,900	81,441	386	385	345,364
Other transactions or commitments without credit lines	1,272,711	-	-	-	78	-	1,272,789
Derivative contracts	2,242,668	1,433,919	1,192,434	1,351,971	876,979	503,018	7,600,989
Liabilities	(11,078,830)	(3,233,358)	(2,860,472)	(2,172,304)	(347,618)	(5,423,494)	(25,116,076)
Checking accounts and demand deposits	(3,834,752)	-	-	-	-	-	(3,834,752)
Term savings accounts - unconditional withdrawal	(2,575)	-	-	-	-	-	(2,575)
Term savings accounts - deferred withdrawal	(24,914)	-	-	-	-	-	(24,914)
Obligations with the Chilean Central Bank without credit lines	(639,757)	-	-	-	-	-	(639,757)
Deposits and time deposits	(3,437,994)	(2,678,067)	(1,652,852)	(1,397,485)	(114,845)	(727,375)	(10,008,618)
Foreing borrowings without credit lines	(624,446)	(461,062)	(346,289)	(605,155)	(91,307)	(164,036)	(2,292,295)
Letter of credit obligations	(2,532)	(467)	(2,963)	(5,593)	(15,074)	(19,706)	(46,335)
Bonds payable	(1,524,193)	(93,762)	(858,368)	(164,071)	(126,392)	(4,512,377)	(7,279,163)
Other credit lines obtained	(987,667)	-	-	-	-	-	(987,667)
Net contractual liquidity gap	(3,703,131)	(258,751)	(146,464)	(1,172,682)	5,619,125	(1,835,415)	1,658,476

Items presented on table above correspond to categories that group financial transactions with similar caracteristics from a liquidity point of view.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

C)	Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

● Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

● Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

● Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

● Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

D)	Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the six month period ended on June 30, 2019 and the year ended on December 31, 2018, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the regulator determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%) and additionally an intermediate category with a risk weighting percentage of 2%.For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As of June 30, 2019 and December 31, 2018, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Note	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	1,186,569	987,680	-	-
Cash items in process of collection	5	553,067	318,658	111,539	56,963
Trading investments	6	201,677	86,938	38,327	27,658
Investments under resale agreements	7	163,152	109,467	43,031	106,916
Financial derivative contracts (*)	8	1,435,144	1,315,165	1,076,559	1,040,274
Interbank loans	9	111,551	341,244	111,551	95,612
Loans and accounts receivable from customers	10	21,421,931	20,880,186	19,356,576	18,808,886
Available for sale investments	11	2,662,534	2,650,776	267,855	551,593
Held to maturity investments	11	201,547	198,910	201,547	198,910
Investments in companies	12	9,724	10,555	9,724	10,555
Intangibles	13	1,595,390	1,613,807	420,042	435,572
Fixed assets	14	50,272	95,564	50,272	95,564
Right of use asset under lease agreements	15	203,321	-	203,321	-
Current taxes	16	130,371	123,129	13,037	12,313
Deferred taxes	16	158,760	154,599	15,876	15,460
Other assets	17	501,693	561,435	484,679	505,495
Off-balance sheet assets
Contingent loans		2,391,606	2,333,398	1,434,964	1,400,038
Totals		32,978,309	31,781,511	23,838,900	23,361,809

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Superintendency of Banks and Financial Institutions.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 35 – Risk Management, continued

	Amount			Ratio
	As of June 30, 2019	As of December 31, 2018		As of June 30, 2019	As of December 31, 2018
	MCh$	MCh$		%	%
Basic capital	3,377,074	3,324,531	(a)	10.24	10.46	(c)
Effective equity	3,451,021	3,415,845	(b)	14.48	14.62	(d)

(a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as “Equity attributable to equity holders” as indicated in the Compendium of Accounting Standards.

(b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.

(c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate.

The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,377,074 as of June 30, 2019 (MCh$3,324,531 in December 2018).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2019 and December 31, 2018 and for the three and six month period ended on June 30, 2019 and 2018

Note 36 – Subsequent Events

ITAU CORPBANCA

Purchase of Itaú Corpbanca Colombia shares (participation held by Helm LLC and KSHC)

In relation to the acquisition of the participation held by Helm LLC and KSHC in Itaú Corpbanca Colombia disclosed in Note 23, letter b) of these Consolidated Interim Financial Statements on July 4, 2019, the Central Bank of Chile authorized Itaú Corpbanca to acquire the participation held by Helm LLC and KSHC over Itaú Corpbanca Colombia of 19.44% and 1.38%, respectively, in accordance with the terms set forth by the regulator.

Additionally, Itaú Corpbanca requested authorization to proceed with the acquisition of the aforementioned participation from the Financial Superintendence of Colombia (“SFC”), which is still pending of resolution. On the other hand, this acquisition is also subject to the prior approval of the Central Bank of Brazil (“BACEN”), and Itaú Unibanco Holding has made the corresponding request, which is also pending of response.

The Bank is currently in the process of seeking regulatory authorization to purchase those shares in Chile, Colombia and Brazil. The regulators’ approval in these three different jurisdictions is not perfunctory and accordingly, the acquisition of the non-controlling interest and corresponding obligation is to be reflected in the Consolidated Financial Statements once the approval process is completed. Consequently, as a result of these recent events, there are no effects to be recognized in these Interim Consolidated Financial Statements.

Issued bond

On July 2, 2019, Itaú Corpbanca issued the BITACS0418 series junior bond for the equivalent of UF 2,000,000.

Other subsequent events

Between July 1 and July 30, 2019, date of issuance of these Interim Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Roxana Zamorano Pozo	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer

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